UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934
For 16 August 2012
Harmony Gold Mining Company
Limited
Randfontein Office Park
Corner Main Reef Road and Ward Avenue
Randfontein, 1759
South Africa
(Address of principal executive offices)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-
F or Form 40-F.)
Form 20-F X          Form 40-F
(Indicate by check mark whether the registrant by
furnishing the information contained in this form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)
Yes               No X

Au
KEY FEATURES
RESULTS FOR THE FOURTH QUARTER AND YEAR
ENDED 30 JUNE 2012
Harmony Gold Mining Company Limited
(“Harmony” or “Company”)
Incorporated in the Republic of South Africa
Registration number 1950/038232/06
JSE Share code: HAR
NYSE Share code: HMY
ISIN: ZAE000015228
FINANCIAL SUMMARY FOR THE FOURTH QUARTER ENDED 30 JUNE 2012
*Quarter
June
2012
*Quarter
March
2012
Q on Q
variance
%
*Year
ended
June
2012
*Year
ended
June
2011
Y-on-Y
Variance
%
Gold produced
– kg
9 964
8 753
14
39 642
40 535
(2)
– oz
320 351
281 415
14
1 274 520
1 303 228
(2)
Cash operating costs
– R/kg
279 719
293 842
5
270 918
226 667
(20)
– US$/oz
1 071
1 182
9
1 085
1 009
(8)
Gold sold
– kg
10 038
8 559
17
39 545
41 043
(4)
– oz
322 728
275 177
17
1 271 399
1 319 563
(4)
Gold price received
– R/kg
421 672
419 649
–
419 492
307 875
36
– US$/oz
1 615
1 688
(4)
1 680
1 370
23
Operating profit
(1)
– R million
1 390
1 123
24
5 896
3 275
80
– US$ million
171
145
18
759
468
62
Basic earnings
per share
– SAc/s
11
235
(95)
600
144
>100
– USc/s
1
30
(97)
77
20
>100
Headline earnings
– Rm
(87)
1 007
<(100)
2 372
957
>100
– US$ million
(11)
130
<(100)
305
135
>100
Headline earnings
per share
– SAc/s
(20)
234
<(100)
551
223
>100
– USc/s
(2)
30
<(100)
71
31
>100
Exchange rate
– R/US$
8.12
7.73
5
7.77
6.99
11
*
Including discontinued operations.
(1) ‘Operating profit’ is comparable to the term ‘production profit’ in the segment report in the financial statements and not to the operating profit line in the income statement.
Q4 FY12
Shareholder information
Issued ordinary share capital at 30 June 2012
431 564 236
Issued ordinary share capital at 31 March 2012
431 471 444
Issued ordinary share capital at 30 June 2011
430 084 628
Market capitalisation
At 30 June 2012
(ZARm)
33 015
At 30 June 2012
(US$m)
4 037
At 31 March 2012
(ZARm)
35 980
At 31 March 2012
(US$m)
4 688
At 30 June 2011
(ZARm)
38 686
At 30 June 2011
(US$m)
5 724
Harmony ordinary share and ADR prices
12 month high (1 July 2011 –
30 June 2012) for ordinary shares
R115.75
12 month low (1 July 2011 –
30 June 2012) for ordinary shares
R72.84
12 month high (1 July 2011 –
30 June 2012) for ADRs
US$14.87
12 month low (1 July 2011 –
30 June 2012) for ADRs
US$8.70
Free float
100%
ADR ratio
1:1
JSE Limited
HAR
Range for quarter
(1 April – 30 June 2012 closing prices)
R72.84 – R89.00
Average daily volume for the quarter
(1 April – 30 June 2012)
1 491 325 shares
Range for quarter
(1 April – 30 June 2011 closing prices)
R83.29 – R103.25
Average daily volume for the quarter
(1 April – 30 June 2011)
1 543 143 shares
Range for the year
(1 July 2011 – 30 June 2012 closing prices)
R72.84 – R115.75
Average daily volume for the year
(1 July 2011 – 30 June 2012)
1 518 116 shares
Range for the year
(1 July 2010 – 30 June 2011 closing prices)
R71.90 – R103.25
Average daily volume for the year
(1 July 2010 – 30 June 2011)
1 568 140 shares
New York Stock Exchange, Inc including
other US trading platforms
HMY
Range for quarter
(1 April – 30 June 2012 closing prices)
US$8.70 – US$11.04
Average daily volume for the quarter
(1 April – 30 June 2012)
2 069 561 shares
Range for quarter
(1 April – 30 June 2011 closing prices)
US$12.34 –
US$15.57
Average daily volume for the quarter
(1 April – 30 June 2011)
2 771 880 shares
Range for the year
(1 July 2011 – 30 June 2012 closing prices)
US$8.70 – US$14.87
Average daily volume for the year
(1 July 2011 – 30 June 2012)
2 321 783 shares
Range for the year
(1 July 2010 – 30 June 2011 closing prices)
US$9.72 – US$15.57
Average daily volume for the year
(1 July 2010 – 30 June 2011)
2 558 248 shares
Investors’ calendar
2012
Investor day
29 August
Release Annual Report FY12
25 October
Release Quarter 1 of FY13 results
7 November
Annual general meeting
27 November
Year on year*
Operating profit
(1)
increased by 80% at R5.9bn (US$759m)
Headline earnings per share more than doubled at 551 SA cents
(US$71 cents)
Gold production slightly down by 2% at 39 642kg (1 274 520oz)
Cash operating costs increased to R270 918/kg (US$1 085/oz)
Various safety achievements and awards
Final dividend declared of 50 SA cents
•
total dividends declared for FY12 90 SA cents
Quarter on quarter*
Operating profit
(1)
increased by 24% at R1.4bn (US$171m)
Gold production increased by 14% at 9 964kg (320 351oz)
Cash operating costs decreased to R279 719/kg (US$1 071/oz)
Basic earnings per share decreased to 11 SA cents (US$1 cent)
Headline loss per share of 20 SA cents (US$2 cents)
• increase in deferred tax rate due to improved life of mine plans
• increased exploration expenditure
* Including discontinued operations.
(1) ‘Operating profit’ is comparable to the term ‘production profit’ in the segment report in the financial statements and not to the operating profit line in the income statement.

2

Forward-looking statements
This quarterly report contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform
Act of 1995 with respect to Harmony’s nancial condition, results of operations, business strategies, operating ef ciencies, competitive positions, growth opportunities for existing services, plans and objectives of management, markets for stock and other matters. Statements in this quarter that are not historical facts are “forward-looking statements”
for the purpose of the safe harbour provided by Section 21E of the
U.S. Securities Exchange Act of 1934, as amended, and Section 27A of the U.S. Securities Act of 1933, as amended. Forward-looking statements are statements that are not historical facts.
These statements include nancial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Forward-looking statements are generally identi ed by the words “expect”, “anticipates”,
“believes”, “intends”, “estimates” and similar expressions. These statements are only predictions. All forward-looking statements involve a number of risks, uncertainties and other factors and we cannot assure you that such statements will prove to be correct. Risks, uncertainties and other factors could cause actual events or results to differ from those expressed or implied by the forward-looking statements.
These forward-looking statements, including, among others, those relating to the future business prospects, revenues and income of
Harmony, wherever they may occur in this quarterly report and the exhibits to this quarterly report, are necessarily estimates re ecting the best judgment of the senior management of Harmony and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements.
As a consequence, these forward-looking statements should be considered in light of various important factors, including those set forth in this quarterly report.
Important factors that could cause actual results to differ materially from estimates or projections contained in the forward-looking statements include, without limitation: overall economic and business conditions in the countries in which we operate; the ability to achieve anticipated ef ciencies and other cost savings in connection with past and future acquisitions; increases or decreases in the market price of gold; the occurrence of hazards associated with underground and surface gold mining; the occurrence of labour disruptions; availability, terms and deployment of capital; changes in government regulations, particularly mining rights and environmental regulations; uctuations in exchange rates; currency devaluations and other macro-economic monetary policies; and socio-economic instability in the countries in which we operate.
Harmony’s Integrated Annual Report,
Notice of Annual General Meeting, its
Sustainable Development Report and its
Annual Report led on a Form 20F with
the United States’ Securities and Exchange
Commission for the year ended
30 June 2011 are available on our
website: www.harmony.co.za
3
Chief executive officer’s review
5
Safety and Health
6
Financial overview
7      Operational overview
7
Group operating results
7
Build-up and steady operations
7    Doornkop
7    Kusasalethu
7    Phakisa
7    Hidden Valley
8    Masimong
8    Target
1
8    Target
3
8    Tshepong
8     Other operations
8    Bambanani
8    Steyn
2
9    Joel
9    Unisel
9
Total South African surface operations
9    Kalgold
9    Phoenix (tailings)
9    Surface dumps
10    Discontinued
operations
10  Evander
11     Development
12     Exploration highlights
14     Operating results (Rand/Metric) (US$/Imperial)
16     Condensed consolidated income statements (Rand)
17     Condensed consolidated statements of comprehensive income (Rand)
18     Condensed consolidated balance sheets (Rand)
19     Condensed consolidated statements of changes in equity (Rand)
20     Condensed consolidated cash flow statements (Rand)
21     Notes to the condensed consolidated financial statements
25     Segment report (Rand/Metric)
26     Operating results (US$/Imperial)
28     Condensed consolidated income statements (US$)
29     Condensed consolidated statements of comprehensive income (US$)
30     Condensed consolidated balance sheets (US$)
31     Condensed consolidated statements of changes in equity (US$)
32     Condensed consolidated cash flow statements (US$)
33     Segment report (US$/Imperial)
34     Development results – Metric and Imperial
35     Notes
36     Contact details
Competent person’s declaration
Harmony reports in terms of the South African Code for the Reporting of Exploration results, Mineral Resources and Ore Reserves (SAMREC).
Harmony employs an ore reserve manager at each of its operations who takes responsibility for reporting mineral resources and mineral reserves at his operation.
The mineral resources and mineral reserves in this report are based on information compiled by the following competent persons:
Reserves and resources South Africa:
Jaco Boshoff, Pri Sci Nat, who has 16 years’ relevant experience and is registered with the South African Council for Natural Scienti c
Professions (SACNASP).
Reserves and resources PNG:
Stuart Hayward for the Wa -Golpu mineral resources, Gregory Job for the Golpu mineral reserve, James Francis for the Hidden Valley mineral resources and Anton Kruger for the Hidden Valley mineral reserve. Messers Job, Francis and Kruger are corporate members of the Australian Institute of Mining and Metallurgy and Mr Hayward is a
member of the Australian Institute of Geoscientists. All have relevant experience in the type and style of mineralisation for which they are reporting, and are competent persons as de ned by the code.
These competent persons consent to the inclusion in the report of the matters based on the information in the form and context in which it appears. Mr Boshoff and Mr Job are full-time employees of
Harmony Gold Mining Company Limited and Mr Hayward is a full-time employee of Wa -Golpu Services Limited. Mr Francis and Mr Kruger are
full-time employees of Newcrest Mining Limited (Newcrest). Newcrest is
Harmony’s joint venture partner in the Morobe Mining Joint Venture on the Hidden Valley mine and Wa -Golpu project.
The Mineral Resources and Reserve information as at 30 June 2012 will be released on 29 August 2012.
The Mineral Resources and Reserve information as at 30 June 2012 will be released on 29 August 2012.

Chief executive officer’s review
As a team, we have had extensive engagement with our shareholders, members of the media and other stakeholders during the past quarter.
It has struck me on more than one occasion how surprised many of our visitors have been – at the range of our operations, at the capital we have invested, at the depth and breadth of the skills and experience base that we have developed. What has struck home for many of them – and for me personally – is that the Harmony of today is a very different one to that of yesteryear. We have, I believe, established a platform of excellence and leadership in many areas, strategic planning and determined effort.
Everything we do at Harmony is based on our values – safety, honesty, achievement, accountability and connectedness. This means we do what is right for our people, our assets, our business and our stakeholders.
We understand that our credibility depends on delivery, so we plan carefully before we commit. We have seen some significant improvements during financial year 2012 in safety and production at some of our mines – at others we acknowledge that more needs to be done. We have introduced short interval controls at each shaft and monitor and assess our performance on a daily basis. The company has continued to build its strong financial position, as well as its relationships with various stakeholders in the areas that we mine in.
Safety and values
It is with deep regret that I report that Narciso Jose Matusse, an engineering assistant at Evander, died in a work-related incident during the quarter. We extend our deepest sympathy to his family and colleagues.
Safety at Harmony encompasses two elements: systems/standards on the one hand and culture on the other. Implementing world-class safety systems/standards at our shafts is a straight-forward, though painstaking task in which we are making good progress. We are closing the gaps, where required.
Changing a culture though is much more difficult. During the year we conducted a cultural alignment survey and asked employees which values support their activities at Harmony on a day to day basis. The feedback from the cultural alignment process was used to prepare a cultural change programme. Our people are our gold and the cultural alignment programme aims to reinforce that.
The values shared by our workforce are:
1.   Safety is our main priority – no matter what the circumstances are
2.   We acknowledge that we are accountable for delivering on our commitments
3.   Achievement is core to our success
4.   We are connected with all our stakeholders as a team.
5.   In all our business dealings we uphold honesty and communicate openly with stakeholders.
Safety therefore starts with me, and likewise with each of our employees. Our value stipulates that we behave safely in everything we do – ‘zero harm, zero accidents, zero fatalities’. Although we are making progress, as can be seen in the improvement in the safety indicators on page 5, our aim remains to have no fatalities at all. I am confident that we can do so.
Gold market
Quarter on quarter the gold price in US dollar terms was 4% lower. The weakening of the R/$ exchange rate from R7.73 to R8.12 in the same period, resulted in the R/kg gold price received being 0.5% higher at
R421 672/kg.
Year-on-year, the US dollar gold price received increased by 23%
from  an average of US$1370/oz for the previous financial year to
US$1680/oz during the past year. During the same period the Rand weakened by 11% against the US dollar, resulting in an increase in the gold price of 36% in R/kg terms from R307 875/kg in the previous financial year to R419 492/kg in the past year – leaving the company with strong margins.
We remain bullish on the gold price and believe that it will resume its upward trend in FY13 as uncertain economic times prevail.
Operational and financial results
The quarter compared well to the first and second quarter with respect to tonnage production and proved that the operations can do better through focussed planning and execution of the plan. Gold production for the June 2012 quarter was 14% higher than the previous quarter, driven by higher tonnage and improved grade. Operating profit increased by 24% to R1.4 billion when compared to the March 2012 quarter. Cash operating cost per unit improved by 5% quarter on quarter, at R279 719/kg. Total operating costs were higher, mainly due to an increase in electricity tariffs and consumables.
Year on year, the group increased its operating profit by 80% to
R5.9  billion, compared to the R3.3 billion operating profit generated in the 2011 financial year. Gold production decreased marginally from
40  535kg to 39  642kg. Cash operating cost per kilogram of gold produced increased by 20% to R270 918/kg, while cash operating costs in US$/oz terms only increased by 8% as a function of the weakening of the R/US$ exchange rate by 11% to R/US$ 7.77.
A net profit of R2.6 billion was generated for the year – this represents a four-fold increase on the R617 million profit recorded in 2011. Net profit for the quarter decreased to R47 million, mainly due to year-end deferred tax adjustments.
Headline earnings and headline earnings per share (HEPS) more than doubled year on year, from R957 million to R2.4 billion and 223 SA cents to 551 SA cents respectively. Due to an increase in the deferred tax rates as a result of improved life of mine plans, increased exploration expenditure, an increase in depreciation and amortisation as well as a change in estimate of gold in lock-up (primarily at St Helena plant,
Steyn plant and Kalgold), a headline loss of R87 million and headline loss per share of 20 SA cents were recorded for the June 2012 quarter.
Wafi-Golpu
Results from the resource definition programme have been extremely encouraging with the resource potential at Wafi-Golpu continuing to improve with on-going drilling.
At Golpu four holes targeting the upper levels of the resource model in the lift 1 area intersected broad zones of strongly mineralised hornblende porphyry containing up to 5% chalcopyrite, which are:
WR433: 440m @ 1.22%Cu, 0.53 g/t Au from 346m
including: 190m @ 2.57% Cu and 1.15 g/t Au from 594m
This particular intercept has extended the high grade mineralised hornblende porphyry 80m north of the previous drilling and it remains open through the grid to the north. The result from WR433, together with intercepts from WR432, and WR434 also indicate better continuity of high-grade mineralised porphyry than currently modelled. Increased volumes of high-grade porphyry mineralisation in the upper levels of the deposit are now being realised.
The resource drilling has also confirmed a new zone of gold mineralisation located immediately west of the Golpu copper-gold orebody. WR426

Results for the fourth quarter and year
ended 30 June 2012
intersected 157m @ 1.0g/t Au from 269m. This intercept is along strike from previous intercepts reported in WR392 (85m @ 3.2g/t Au from
302m), and WR397 (10m @ 9.1g/t Au from 389m). The continuous zone of gold mineralisation has now been developed over a 200m strike, and remains open in all directions. The emergence of this new gold zone highlights the complexity and untapped potential of the
Wafi-Golpu system and follow up drilling is planned.
The results of the Golpu pre-feasibility study will be shared with the market on 29 August 2012 at Harmony’s Investor Day.
Transformation
The number of historically disadvantaged South Africans (HDSAs)
at a management level has increased significantly during the course of financial year 2012 and is now at 43.1%, exceeding the Mining
Charter’s 2014 target of 40%. The higher percentage is due to an increase of 7.7% at top management level and an increase of 4.1%
at senior management level. This once again illustrates Harmony’s commitment to transformation.
Environmental management
Harmony received a directive in November 2005 to contribute a third share in the costs of pumping and treatment of the fissure water in the Klerksdorp, Orkney, Stilfontein and Hartbeesfontein (KOSH) Basin.
On 25 March 2009, Harmony advised the Department of Water Affairs
(DWAF) in writing that it was of the opinion that the directive was no longer valid as it had concluded the sale of these assets, which includes the transfer of land to Pamodzi Gold (which is now in liquidation).
Harmony further gave notice that it would cease to contribute to these pumping costs as from October 2010.
On 28 August 2009, Harmony requested that DWAF withdraw
the directive, which was refused. On this basis Harmony lodged an application with the High Court to have the November 2005 directive set aside. The matter was heard on 24 October 2011 and judgement was handed down on 29 June 2012. The judge dismissed Harmony’s application to have the directive set aside. On review of the judgement and guided by Harmony’s legal counsel, we filed an application for leave to appeal the judgement on 20 July 2012. We remain confident that Harmony has a compelling legal argument with regards to the legality of the directive issued against it especially as it ceased to be the owner, occupier or user of the land.
Evander transaction
Harmony entered into an agreement with Pan African Resources plc
(Pan African Resources) on 30 May 2012 to dispose of its 100% interest in Evander Gold Mines Limited (Evander) for a total consideration of
R1.5 billion.
The main conditions precedent are expected to be fulfilled before
31 December 2012.
The approval of the transaction by the Competition Authorities of the
Republic of South Africa was obtained on 26 July 2012.
Other main conditions outstanding include:
–     Pan African Resources obtaining the relevant shareholder approval for the transaction;
–    Consent of the Minister of Mineral Resources to the transfer of the entire issued share capital of Evander to Pan African Resources.
Awards and recognition
Various third parties have acknowledged Harmony for its achievements in the past year. We received the following acknowledgements:
•    Govan Mbeki Human Settlement Awards 2012
•    SAMREC¹ for the best reporting of Resources and Reserves by a mining or exploration company listed on the JSE Ltd
•     Harmony wins 6 out of 7 safety awards at the MineSAFE 2012
       Industry Awards
•     4th in Nedbank Carbon disclosure
•    Qualified for the Nedbank BGreen Fund
•     Included in JSE Socially Responsible Investment Index for
       6th consecutive year
•     Department of Mineral Resources Millionaire’s Award for Safety –
       Doornkop 1 000 000 fatality free shifts
•      International recognition of the significance of the Wafi-Golpu
       Cu-Au resource expansion through invitation at various international forums
•     Harmony’s International Mining Insurance Underwriters rating above global industry average
*   SAMREC: South African Code for the Reporting of Exploration results, Mineral Resources and Ore Reserves
Succession
My employment at Harmony would have come to an end during next year in line with Harmony’s retirement policy. The Board has, however, requested that I extend my contract by four years. I have agreed and am pleased to be part of Harmony’s future for a little while longer.
To ensure proper succession planning and organisational efficiency, changes have been made to our management structure. Harmony now only has one chief operating officer in South Africa, Tom Smith and one in PNG, Johannes van Heerden. Both these individuals are supported by very well experienced operational teams.
Dividend
In line with our strategy of generating cash to fund dividends and growth, the Board has agreed to declare a final dividend of 50 SA cents.
Conclusion
Our commitment to our company is measured by sustainable earnings that deliver dividends and growth – we have achieved just that. Harmony has built a reputation for itself as a leading gold mining company in both South Africa and PNG.
We believe that we will measure up to the targets we have set, as we have already demonstrated our ability to take ownership of our responsibility. Our management teams are tenacious, driven, decisive and assertive. There is no reason at all that we should not carry through and achieve our goals. No matter how tough it gets we will not compromise on our values though, even if this does temporarily influence production.
We measure, we measure up and we deliver. Harmony is a global gold mining and exploration company – growing gold production, reserves and profits. This is who Harmony is today.
Graham Briggs
Chief executive officer

Safety and Health
Safety
Safety is Harmony’s first priority and has also been identified as one of the company’s key values. Harmony remains committed to achieving its production safely and therefore we dedicate our time and resources to ensuring that potential hazards are identified and safety-related accidents are prevented.
During the past quarter, the IRCA Global gap safety audits were completed and IRCA Global work teams are currently assisting the operations to implement systems to bridge shortcomings identified during the audit process. IRCA Global is an internationally recognised company with expertise in the field of safety, health, environmental and quality management.
The high-level audit team has concluded the audit on the management of fatal risks at three operations during the quarter. Tragically, one fatality occurred at Evander during the June 2012 quarter, bringing the total number of fatalities for the group in the 2012 financial year to 15.
Major improvements in all safety parameters and in particular with regard to fatalities were achieved during the June 2012 quarter. The fatality injury frequency rate (FIFR) for the South African operations improved by 82% quarter on quarter and 6% year-on-year, with
Kalgold, Phakisa, Target 1, Target 3, Masimong and Joel each recording a fatality free year.
The lost time injury frequency rates (LTIFR) for the South African operations improved for the third consecutive quarter and recorded a 7% improvement during the June 2012 quarter. The Kalgold and
Joel operations recorded an LTIFR-free quarter. Most of Harmony’s operations reported year-on-year improvements in the LTIFR and an overall improvement of 12% was recorded for Harmony’s South African operations, when compared to the previous year. The reportable injury frequency rate (RIFR) for the South African operations improved by 15%
quarter on quarter and 10% year-on-year.
It is evident that the increased focus, review, communication and remedial action resulted in an improved safety environment.
Safety achievements for the quarter included:
•     Phakisa                              –
1 500 000 fatality free shifts
•     Free State metallurgical
–     1 250 000 fatality free shifts
operations
The following shafts also achieved more than 1 million fall-of-ground
(FOG) fatality-free shifts during the quarter:
•     Doornkop
– 5 169 165 FOG fatality free shifts
•     Masimong
– 2 446 802 FOG fatality free shifts
•     Bambanani and Steyn 2
– 1 591 079 FOG fatality free shifts
•     Phakisa
– 1 558 702 FOG fatality free shifts
•     Evander
– 1 411 592 FOG fatality free shifts
•     Unisel
– 1 298 173 FOG fatality free shifts
•     Target 1
– 1 122 030 FOG fatality free shifts
We are committed to maintaining these safety improvements. Safety continues to be a key priority at all Harmony’s operations to ensure the prevention of and reduction in the number of fatal incidents.
Health
Harmony values the safety and health of its employees, since those who are healthy are more likely to be engaged, committed and productive.
We are committed to pro-actively enhancing the health and wellness of our employees and to minimising time lost and reduced performance owing to illness. Given the changing health and well-being needs of our workforce, we regularly adapt and revise our wellness programmes.
Our wellness programmes offer a broad framework for pro-active investment in health improvement and prevention to encourage real, long-term behavioural and lifestyle changes. Harmony supports and manages all aspects of employee health and safety through training, risk management and compliance. We empower our staff to take joint responsibility for their health by creating awareness about the causes of illness and providing access to health information.
For more details, see our 2011 Sustainable Development Report on our website at www.harmony.co.za.

Results for the fourth quarter and year
ended 30 June 2012
Financial overview
QUARTER ON QUARTER
Net profit
The net profit for the June 2012 quarter was R47 million, 95%
lower than the previous quarter, mainly due to a deferred tax debit of R270  million compared to deferred tax credit of R652 million in the previous quarter. The reason for the large deferred tax debit is the increase in deferred tax rates following the annual re-assessment of deferred tax rates.
Impairment of investments
During the June 2012 quarter, the reduction in the fair market value of our investment in Witwatersrand Consolidated Gold Resources
Limited previously recorded in reserves was transferred to the income statement.
Taxation
The deferred tax debit of R270 million in June 2012 quarter is due to an increase in the life-of-mine deferred tax rates as a result of increase in profitability of life-of-mine plans.
Discontinued operations and assets and liabilities of disposal group classified as held for sale
Evander Gold Mines Limited has been classified as a disposal group held for sale following the signing of a sales agreement on 30 January 2012.
On 30 May 2012, Harmony announced the signing of a new sales agreement with Pan African Resources plc.
Sale of Evander 6 and Twistdraai
On 10 September 2010, Harmony concluded a sale agreement with
Taung Gold Limited to sell Evander 6, its related infrastructure and
Twistdraai areas. The sale was completed in May 2012 and resulted in a post-tax profit of R159 million being recorded in the June 2012 quarter under discontinued operations.
Earnings per share
Total basic earnings per share decreased in the June 2012 quarter from
235 SA cents to 11 SA cents per share. Total headline earnings per share decreased from earnings of 234 SA cents to a loss of 20 SA cents per share. These decreases are due to the effect of deferred tax, exploration expenditure, depreciation and amortisation as well as a change in estimate of gold in lock-up.
Capital expenditure
Total capital expenditure for the June 2012 quarter was R976 million, a R209 million increase in comparison to the March 2012 quarter of
R767  million. Total capital expenditure for South African operations increased by R127 million. Total capital spent in Papua New Guinea
(PNG) increased by R82 million.
Borrowings
The long term portion of borrowings increased from R1 277 million to
R1 503 million in the June 2012 quarter, mainly due to a drawdown of US$40 million on the US dollar syndicated revolving credit facility.
YEAR ON YEAR
Net profit
The net profit for the year ended 30 June 2012 was R2 585 million compared to R617 million for the previous year. This was as a result of the significant higher gold price received for the period of R419 492/kg versus R307 875/kg the previous year.
Earnings per share
Total basic earnings per share for the year ended 30 June 2012 increased from 144 SA cents to 600 SA cents per share. Total headline earnings per share increased from 223 SA cents to 551 SA cents per share.
Exploration expenditure
Exploration expenditure for the year ended 30 June 2012 increased to R500 million compared to R324 million of the previous year. This is mainly as a result of exploration and feasibility studies on the PNG projects, notably Wafi-Golpu.
Deferred tax liabilities
The net deferred tax liabilities for the year ended 30 June 2012 decreased to R2 774 million compared to R3 067 million of the previous year. With the repeal of Secondary Tax on Companies and the introduction of the Dividend Tax in March 2012 quarter, the higher gold mining tax rate formula was repealed. The change in the mining tax rate affected the calculation of deferred tax, resulting in lower deferred tax balances.
Cash flow
The strong cash generated by operating activities for the year ended
30 June 2012 of R4.2 billion paid for capital expenditure of R3.2 billion and reduced the net debt significantly.
NOTICE OF CASH DIVIDEND
Declaration of Ordinary Dividend No. 84

The board has approved and declared a final dividend of
50 SA cents per ordinary share (gross) in respect of the year ended
30 June 2012.

The dividend will be subject to the new Dividends Tax that was introduced with effect from 1 April 2012. In accordance with paragraphs  11.17 (a) (i) to (x) and 11.17(c) of the JSE Listings
Requirements the following additional information is disclosed:
–  The dividend has been declared out of income reserves;
–  The local Dividends Tax rate is 15% (fifteen per centum);
–  There are Secondary Tax on Companies (STC) credits utilised to the amount of R151 453 252 or 35.09402 SA cents. No
    STC credits remain after this dividend;
–   The gross local dividend amount is 50 SA cents per ordinary share for shareholders exempt from the Dividends Tax;
–   The net local dividend amount is 47.76410 SA cents per
     ordinary share for shareholders liable to pay the Dividends Tax;
–   Harmony currently has 431 564 236 ordinary shares in issue
    (which includes 47 382 treasury shares); and
–   Harmony Gold Mining Company Limited’s income tax
     reference number is 9240/012/60/0.

A dividend No. 84 of 50 SA cents per ordinary share, being the dividend for the year ended 30 June 2012, has been declared
payable on Monday, 17 September 2012 to those shareholders
recorded in the books of the company at the close of business on Friday, 14 September 2012. The dividend is declared in the currency of the Republic of South Africa. Any change in address or dividend instruction to apply to this dividend must be received by the company’s transfer secretaries or registrar not later than
Friday, 7 September 2012.
Last date to trade ordinary shares
Friday,
cum dividend 7 September 2012
Ordinary shares trade ex-dividend Monday,
10 September 2012
Currency conversion date in respect Monday,
of the UK own name shareholders 10 September 2012
Record date Friday, 14 September 2012
Payment date Monday, 17 September 2012
No dematerialisation or rematerialisation of share certificates may occur between Monday, 10 September 2012 and Friday,
14 September 2012, both dates inclusive, nor may any transfers between registers take place during this period.

Operational overview
GROUP OPERATIONAL RESULTS
Continuing operations (excludes Evander)
Indicator
Units
June
2012
March
2012
%
variance
Tonnes 000 4 638 4 423 5
Grade (total) g/t 2.00 1.78 12
Underground grade
g/t
4.21 4.06 4
Gold produced Kg 9 269 7 891 17
Cash operating costs R/kg 278 091 302 215 8
Operating profit R’000 1 295 036 948 916 36
Harmony recorded higher production in the June 2012 quarter when compared to the March 2012 quarter. A renewed focus on grade and the introduction of the Short Interval Controls system at most of the group’s South African operations, together with fewer stoppages during the quarter, contributed to the improvements recorded.
Quarter on quarter gold production from continuing operations improved by 18% to 9 269kg. This increase in production was due to the 5% increase in tonnes milled and a 12% improvement in recovered grade to 2.00g/t for the quarter – underground grade improved by 4%
to 4.21g/t.
Cash operating costs declined by 8% at R278 091/kg as gold production increased, despite the rise in electricity costs due to the annual Eskom price increase and higher winter tariffs.
Operating profit was 37% higher at R1.3 billion, due to increases in recovered grade and revenue.
Although the US dollar gold price received decreased by 4% to
US$1 615/oz, from US$1 688/oz in the March 2012 quarter, the Rand gold price received increased by 0.5% from R419 670/kg to R421 565/kg quarter on quarter. The higher R/kg gold price is due to the effect of a
5% weakening of the Rand from R7.73/US$ in the March 2012 quarter to R8.12/US$ in the quarter under review.
BUILD-UP AND STEADY OPERATIONS
Doornkop
Indicator
Units
June
2012
March
2012
%
variance
Tonnes 000 261 158 65
Grade g/t 3.11 3.16 (2)
Gold produced Kg 812 500 62
Cash operating costs R/kg 282 498 401 952 30
Operating profit R’000 107 927 15 663 >100
Following the work stoppage to undertake infrastructure repairs on the South Reef during the March 2012 quarter, production during the
June quarter of 261  000t resumed at the former, higher level, with production at 812kg for the quarter and recovered grade at 3.11g/t.
Cash operating costs declined by 30% quarter on quarter to
R282 498/kg, due to the increase in production volumes. This higher level of production combined with the decrease in unit costs contributed to a significant increase in operating profit to R108 million.
Kusasalethu
Indicator
Units
June
2012
March
2012
%
variance
Tonnes 000 337 273 23
Grade g/t 4.72 4.47 6
Gold produced Kg 1 590 1 221 30
Cash operating costs R/kg 243 047 289 818 16
Operating profit R’000 274 292 167 968 63
Kusasalethu had a very good quarter, with tonnes milled being 23%
higher at 337 000t and recovered grade improving by 6% at 4.72g/t.
As the first operation to implement the Short Interval Controls system, which assisted in improved production management, Kusasalethu recorded a 30% increase in gold production to 1  590kg. As a result of the higher gold output, cash operating costs improved by 16% to
R243 047/kg for the quarter.
Kusasalethu recorded the highest quarterly operating profit in the group of R274 million, a 63% improvement on the March 2012 quarter.
Phakisa
Indicator
Units
June
2012
March
2012
%
variance
Tonnes 000 153 129 19
Grade g/t 4.84 4.78 1
Gold produced Kg 741 616 20
Cash operating costs R/kg 296 637 328 601 10
Operating profit R’000 93 710 55 374 69
Tonnes milled continued to increase quarter on quarter with a 19%
increase to 153  000t recorded for the June quarter. These higher volumes together with a slight improvement in grade to 4.84g/t resulted in an increase in gold production of 20% quarter on quarter to 741kg.
Cash operating costs improved to R296 637/kg, a result of higher gold production. An operating profit of R94 million was recorded, a 69%
increase quarter on quarter.
Hidden Valley
(held in Morobe Mining Joint Ventures – 50% of
attributable production reflected)
Indicator
Units
June
2012
March
2012
%
variance
Tonnes 000 459 418 10
Grade g/t 1.45 1.17 24
Gold produced Kg 664 490 36
Cash operating costs R/kg 394 277 427 753 8
Operating profit R’000 (10 418) 18 910 >(100)
Recovery of operations following the high rainfall experienced in
January and February 2012 continued during the June 2012 quarter, resulting in a better production quarter. Hidden Valley produced
664kg of gold and 5 968kg of silver at a cash cost of R394 277/kg.
Unit cash costs improved in the June 2012 quarter, but remain high.
While trucking of ore to the mill continues to support reduced use of the overland conveyor system, this adds to the high cost profile. The trucking of ore is expected to end by the March quarter of financial year 2013.

Results for the fourth quarter and year
ended 30 June 2012
The higher production is as a result of a 10% increase in the tonnes milled at 459 000t and 24% increase in the recovered grade at 1.45g/t.
However, a loss of R10 million was recorded due to stock pile movements quarter on quarter which had a negative effect on operating profit.
Masimong
Indicator
Units
June
2012
March
2012
%
variance
Tonnes 000 231 238 (3)
Grade g/t 3.26 3.26 –
Gold produced Kg 754 776 (3)
Cash operating costs R/kg 276 523 264 233 (5)
Operating profit R’000 108 136 119 556 (10)
While Masimong’s grade remained stable quarter on quarter it should benefit going forward from the waste pass commissioned during the quarter. In future, this will enable the separation of reef from waste.
Despite the accumulation of lock-up tonnes in previous quarters, 3%
less tonnes were milled during the June quarter, due to a 12% decrease in stoping square metres.
Cash operating costs increased to R276  523/kg owing to the higher electricity winter tariffs and lower production volumes. The higher costs and reduced production also contributed to a lower operating profit of
R108 million.
Target 1
Indicator
Units
June
2012
March
2012
%
variance
Tonnes 000 180 190 (5)
Grade g/t 4.49 4.54 (1)
Gold produced Kg 808 862 (6)
Cash operating costs R/kg 281 736 240 175 (17)
Operating profit R’000 122 294 148 186 (17)
Tonnage was down 5% to 180  000t, due to load-haul-dump (LHD)
trucks and equipment breakdowns, which delayed the loading of the massive stopes. The recovered grade decreased slightly and 808kg gold was produced, a 6% decrease quarter on quarter.
Operating profit decreased by 18% to R122 million due to lower production and a higher cash operating cost of R281 736/kg.
Target 3
Indicator
Units
June
2012
March
2012
%
variance
Tonnes 000 80 82 (2)
Grade g/t 3.63 3.61 1
Gold produced Kg 290 296 (2)
Cash operating costs R/kg 383 462 354 581 (8)
Operating profit R’000 12 002 20 423 (41)
The recovered grade at Target 3 improved slightly while 2 000t less were milled during the quarter. This resulted in a 2% decrease in gold production to 290kg.
Operating profit of R12 million was generated – a decrease when compared to the March 2012 quarter, due to higher cash operating costs of R383 462/kg and a decrease in gold production.
Tshepong
Indicator
Units
June
2012
March
2012
%
variance
Tonnes 000 317 323 (2)
Grade g/t 3.95 4.02 (2)
Gold produced Kg 1 252 1 297 (3)
Cash operating costs R/kg 271 733 244 231 (11)
Operating profit R’000 184 697 225 386 (18)
An operating profit of R185 million was generated at Tshepong during the quarter. This is 18% less than in the March 2012 quarter, due mainly to the 2% decrease in both tonnes and recovered grade to 317 000t and 3.95g/t respectively. During the quarter, several working panels were upgraded and resultant stoppages led to a decrease in tonnages mined here.
Quarter on quarter, Tshepong produced 4% less gold at 1 252kg, at an
11% higher cash operating cost of R271 733/kg.
OTHER OPERATIONS
Bambanani
Indicator
Units
June
2012
March
2012
%
variance
Tonnes 000 22 20 10
Grade g/t 9.14 8.35 9
Gold produced Kg 201 167 20
Cash operating costs R/kg 426 204 494 916 14
Operating profit/(loss) R’000 (400) (12 782) 97
Both tonnes milled and grade recovered at Bambanani improved by
10% quarter on quarter to 22 000t and 9.14g/t respectively. As a result, gold production increased by 20% to 201kg when compared with the previous quarter.
The increase in volumes and grade, as well as a 14% improvement in cash operating costs, significantly reduced the operating loss to
R400 000 as compared to the operating loss of R13 million in the March
2012 quarter.
Steyn 2
Indicator
Units
June
2012
March
2012
%
variance
Tonnes 000 12 11 9
Grade g/t 8.75 6.91 27
Gold produced Kg 105 76 38
Cash operating costs R/kg 318 895 447 842 29
Operating profit/(loss) R’000 10 831 (2 379) >100
Steyn 2 generated an operating profit of R11 million during the quarter;
this represents a turnaround from an operating loss of R2 million in the previous quarter. 12 000t were milled at a recovered grade of 8.75g/t, resulting in a quarter-on-quarter increase of 38% in gold production to 105kg.
Cash operating costs improved by 29% to R318 895/kg, due mainly to the increased gold production.

Joel
Indicator
Units
June
2012
March
2012
%
variance
Tonnes 000 147 113 30
Grade g/t 5.37 4.03 33
Gold produced kg 790 455 74
Cash operating costs R/kg 180 796 281 404 36
Operating profit R’000 191 871 54 303 >100
Joel recovered well from a disappointing March 2012 quarter, when rope guide repairs in the North Shaft caused a 14-day stoppage and ore tonnage was locked up underground. These tonnes were milled during the June quarter, resulting in a 30% increase quarter on quarter in volumes milled to 147 000t.
The recovered grade improved significantly to 5.37g/t due to improved face grade during the quarter. A 74% increase in gold production for the quarter to 790kg positively affected cash operating costs which decreased by 36% to R180 796/kg.
As a result of improved production results, the operating profit improved more than threefold to R192 million for the quarter.
Unisel
Indicator
Units
June
2012
March
2012
%
variance
Tonnes milled 000 112 90 24
Grade g/t 4.10 3.69 11
Gold produced Kg 459 332 38
Cash operating costs R/kg 283 244 356 738 21
Operating profit R’000 65 127 19 679 >100
Unisel generated a R65 million operating profit during the quarter, a threefold improvement on the March 2012 quarter. Given the 24%
increase in tonnes milled to 112 000t at an improved recovered grade of 4.10g/t, gold production rose by 38% to 459kg.
Cash operating costs declined by 21% to R283  244/kg due to the higher gold production during the quarter.
TOTAL SOUTH AFRICAN SURFACE OPERATIONS
Continuing Operations (excluding Evander surface sources)
Indicator
Units
June
2012
March
2012
%
variance
Tonnes 000 2 327 2 378 (2)
Grade g/t 0.35 0.34 3
Gold produced Kg 803 803 –
Cash operating costs R/kg 249 867 275 157 9
Operating profit R’000 134 967 118 629 14
Gold production at the South African continuing surface sources remained steady at 803kg, a function mainly of the 3% improvement in the recovered grade to 0.35g/t for the quarter. This was offset by the
2% decrease in tonnes milled.
Surface sources generated an operating profit of R135 million due to the increase in gold production and an improvement in cash operating costs of R249 867/kg.
Kalgold
Indicator
Units
June
2012
March
2012
%
variance
Tonnes 000 337 310 9
Grade g/t 0.81 0.73 11
Gold produced Kg 273 225 21
Cash operating costs R/kg 251 015 323 222 22
Operating profit R’000 43 983 25 607 72
Mining at Kalgold was done from both the A-zone and the Watertank pits during the quarter and 337 000t were milled. The 11% improvement in the recovered grade to 0.81g/t at Kalgold was mainly due to the higher grade ore mined at the Watertank pit.
Gold production improved by 21% quarter on quarter to 273kg, due to the increases in both volumes and grade. The higher volumes resulted in a 22% decline in cash operating costs to R251 015/kg.
Kalgold generated an operating profit of R44 million, which compares favourably with the R26 million generated during the March 2012 quarter.
Phoenix (tailings)
Indicator
Units
June
2012
March
2012
%
variance
Tonnes 000 1 290 1 256 3
Grade g/t 0.155 0.160 (3)
Gold produced Kg 200 200 –
Cash operating costs R/kg 252 790 241 480 (5)
Operating profit R’000 33 866 39 159 (14)
Tonnes treated increased by 3% quarter on quarter to 1  290  000t, with similar gold production to that in the March 2012 quarter being recorded owing to a slight decrease in the recovered grade to 0.155g/t during the quarter.
Operating profit decreased by 14% to R34 million quarter on quarter, due mainly to higher cash operating costs of R252 790/kg. Higher cash operating costs were mainly a result of price increases reagents and higher winter electricity tariffs.
Surface dumps (excluding Evander surface sources)
Indicator
Units
June
2012
March
2012
%
variance
Tonnes 000 700 812 (14)
Grade g/t 0.47 0.47 –
Gold produced Kg 330 378 (13)
Cash operating costs R/kg 247 145 264 365 7
Operating profit R’000 57 118 53 863 6
Tonnage processed decreased to 700 000t for the quarter, due to an increase in underground tonnage milled. Recovered grade remained stable at 0.47g/t. Gold production declined to 330kg due to the reduction in volumes processed during the quarter.
Operating profit increased by 6% to R57 million, due to improved cash operating costs of R247 145/kg for the quarter.

Results for the fourth quarter and year
ended 30 June 2012
DISCONTINUED OPERATION – EVANDER
Total Evander (Underground and surface)
Indicator
Units
June
2012
March
2012
%
variance
Tonnes 000 147 172 (15)
Grade g/t 4.73 5.01 (6)
Gold produced kg 695 862 (19)
Cash operating costs R/kg 301 429 217 194 (39)
Operating profit/(loss) R’000 95 141 173 911 (45)
Evander underground
Indicator
Units
June
2012
March
2012
%
variance
Tonnes 000 97 123 (21)
Grade g/t 6.70 6.75 (1)
Gold produced kg 650 830 (22)
Cash operating costs R/kg 304 085 214 901 (42)
Operating profit/(loss) R’000 87 977 169 427 (48)
Evander surface sources
Indicator
Units
June
2012
March
2012
%
variance
Tonnes 000 50 49 2
Grade g/t 0.90 0.65 38
Gold produced kg 45 32 41
Cash operating costs R/kg 263 067 276 656 5
Operating profit/(loss) R’000 7 164 4 484 60
Evander had a challenging quarter following the failure of the bull ring on the rock winder, which resulted in a nine-day stoppage in June
2012. No blasting, tramming or hoisting of rock were done during this period and this contributed to a 21% quarterly decrease in tonnes milled to 97 000t.
The recovered grade regressed slightly to 6.70g/t and together with the decrease in volumes resulted in gold production of 650kg, a decrease of 22% quarter on quarter.
Operating profit fell to R88 million on the quarter, a result of decreased gold production while cash operating costs increased to R304  085/
kg, mainly due to lower production and higher electricity costs during the quarter.

Development
The main purpose of development is to explore the potential of future mining operations. A development programme is vital to the life of a mine. The on-reef development grade of a shaft is an indication of the grades that will be mined in future. Important information such as expected geological structures, dip of the orebody and channel width is derived.
Depending on the shaft layout – such as the length of the raise line and spacing – ledging and stoping will take place approximately 18 to 36 months after on-reef development. Therefore the target areas for development are extremely important to prove the existence of ore of sufficient mineral content to be profitably mined and to continuously upgrade resources to reserves.
Mineral reserves block grades vs development grades
June 2012
Note:  The ore reserve block grades reflect the grades of the blocks in the life-of-mine plans for the various operations. These blocks are to a large degree the blocks above a certain cut-off grade that has been targeted for mining. The development grades are those as sampled in the ongoing on-reef development at the operations and no selectivity has been applied from a grade point of view.
Doornkop
Subsequent to the shaft infrastructure upgrade during the previous quarter, all on-reef development on the South Reef has been restarted.
This contributed to a much improved development grade during the current quarter.
Kusasalethu
The quarter on quarter development grade is in line with that of the previous quarter and continues to support the resource estimates.
Phakisa
Further progress was made with development towards the north and, as expected, these areas continued to return good grades. Good grades were also intersected in the development towards the south, resulting in an improved development grade for this quarter compared to the previous quarter.
Masimong
Development grades improved in the June 2012 quarter as a result of the better grades intersected in the B Reef development. Basal Reef development grades were in line with the previous quarter but were below expectation.
Target 1 (narrow reef mining)
The raises developed for narrow reef mining on the Dreyerskuil formation returned good values during the quarter and is in line with our expectations. These results confirm that there would be an improvement in the grades of the narrow reef stoping as these areas are mined.
Target 3 (narrow reef mining)
Development grades were in line with those of the previous quarter.
There was, however, a delay at Target 3 with the start-up of a new
Basal Reef raise line which resulted in no on-reef development for this reef during the quarter.
Tshepong
The Basal Reef development grades improved on a quarterly basis and continue to return good results, especially from the areas to the west of the shaft and the decline area. The B Reef grade was lower quarter on quarter due to poorly developed reef that was intersected in some of the on-reef development.
Bambanani
All development is taking place in the shaft pillar. There was a quarter on quarter increase in the wide raise development grade due to the advancement beyond the localised lower-grade area back into the higher grade areas.
Evander
More winzes have been started up in the payshoot which resulted in a solid improvement in the development grade during this quarter.
Joel
There was a decrease in development grades at Joel with the completion of some of the higher-grade on-reef development during the quarter.
Unisel
At Unisel, the development grade of the Basal Reef improved further owing to the development of higher grade pillars. The Leader Reef grade was in line with that in the previous quarter but remains better than expected and continues to return encouraging results. There was no development of the Middle Reef during the quarter.

Results for the fourth quarter and year
ended 30 June 2012
Exploration highlights
International (Papua New Guinea)
Morobe Mining Joint Venture (50% Harmony)
Wafi-Golpu
At Golpu, four holes targeting the upper levels of the resource model intersected broad zones of strongly mineralised hornblende porphyry containing up to 5% chalcopyrite. Drillhole WR433, which intersected 440m @ 1.22% Cu and 0.53g/t Au from 346m, including 190m @ 2.57% Cu and 1.15g/t
Au, extends the higher grade mineralisation 80m north of previous drilling. The mineralisation remains open in this direction. Continuity of the high grade within the upper levels of the system has been demonstrated and potential exists for an improved grade of the resource. Other significant results include:
• WR432 608m @ 0.82% Cu and 0.39g/t Au from 126m, including 178m @ 2.17% Cu and 0.97g/t Au
• WR434 702m @ 1.69% Cu and 0.82g/t Au from 80m
Figure 1:
Plan view of the Wafi transfer structure
The presence of a new gold zone, referred to as the Northern
Zone, has been confirmed west of Golpu with WR426 intersecting
157m  @  1.0g/t Au from 269m. This intercept is along strike from
WR392 (85m  @  3.2g/t  Au) and WR397 (10m @ 9.1g/t Au). This
mineralisation has been identified over a 200m strike and remains open in all directions. The emergence of the Northern Zone demonstrates the potential for new gold discoveries in the Wafi-Golpu complex.
Follow-up drilling is planned.
Exploration in search of new discoveries continued within the Wafi
Transfer Zone, the Hidden Valley-Wau district and on regional prospects.
Drilling within the Wafi Transfer Zone at the Kesiago prospect has intersected a zone of quartz vein stockwork within metasediments in drillhole KDH009 that returned 246m @ 0.61g/t Au from surface, confirming the presence of porphyry-related mineralisation. Drilling is targeting higher grade mineralisation below this zone. Drill testing at
Zimake is also underway.
Hidden Valley district exploration
Drilling at Kerimenge, located four kilometres east-northeast of the
Hidden Valley mine, is testing the depth and strike extensions to the historical gold resource. The regional exploration campaign advanced with surface sampling at the Garawaria prospect, 60km southeast of Hidden Valley. Very good results from trench sampling confirm the presence of an extensive anomalous gold zone spanning several hundred metres over one kilometre of strike. Drill testing is planned.

PNG exploration (Harmony 100%)
Mt Hagen Project (EL1611 & EL1596)
At Mt Hagen, exploration work focused on review and target
development of the Penamb and Penamb NE area of the Kuringa
Intrusive Complex
In addition initial field reconnaissance was commenced at the Maramp prospect located approximately 23km east of Kurunga. A total of
442  ridge and spur soil samples, and 185 rock chip samples were collected during the quarter.
Penamb Prospect (EL1596)
Drilling at Penamb prospect was completed in April and comprised the bottom 388.5m of PND005. All results for the programme have been received:
•      PNDD004;    379m @ 0.1% Cu, 135ppm Mo from 198m
•      PNDD005;    264m @ 0.13% Cu, 107ppm Mo from 20m
A detailed prospect review was undertaken during the quarter including
3D geological modelling. A key finding was that the eastern side of the system has not yet been tested. Late, barren felsic porphyry was encountered in PND002 and PND005. This intrusive cut and stoped out
Cu mineralisation, yet the eastern area contains anomalous Au and Cu geochemistry over +500m of strike and has not yet been drill tested.
Penamb East Prospect (EL1611)
Last quarter, ridge and spur soil sampling at the Penamb East prospect outlined an epithermal gold target comprising a +0.1g/t Au soil anomaly
1km in length, with individual assays ranging up to 0.3g/t Au.
An initial first pass drill proposal comprising three holes over 1 200m was submitted for review.
Maramp Prospect (EL1596)
The Maramp prospect is located approximately 23km east of Kurunga and is being targeted for porphyry copper-gold mineralisation. The prospect was identified on the basis of coincident copper-zinc stream sediment anomalism in historic sampling (no gold assays) underlain by a magnetic intrusive.
Initial geological mapping has identified alterations in isolated outcrops over 1.5km of strike. Potassic alteration (with poorly developed, quartz-pyrite-chalcopyrite +/-bornite and quartz-molybdenum veins), phyllic alteration (quartz-pyrite veins with sericite alteration) and argillic alteration (clay pyrite) were observed at separate outcrops.
This, together with numerous locals panning for gold in the alluvials downstream, provided encouragement for follow up soil sampling.
Some 442 ridge and spur soils and 32 rock chip samples were collected.
Assays are pending.
Southern Highlands project (EL1786)
A helimagnetic–radiometric survey was completed over EL1786 for a total of 3 614 line kilometres. Line spacing was 200m, oriented north-
south, at a flying height of 80m. Preliminary imagery is included below in figure 2 below.
Figure 2
In general, the magnetics support the geological mapping. However, there are a number of areas where the new data reflects unmapped faults and intrusive units. The Kopiago intrusion has been fully resolved and shows both deep and shallow components. The system is approximately 4km across, and comparable with magnetic intrusive systems at Ok Tedi and Grasberg.
To the southwest of Kopiago, a second intrusion appears to have been partially imaged, although the bulk of its response is off the tenement.
There are, however, near-surface, scattered, skarn-like responses which are contained within the EL. Interestingly, the Kopiago intrusion sits on or is cut by a prominent NW-SE trending structure. This parallels a regional structure cutting Porgera. Some of the other intrusive stocks in the area do not have this common feature.
Geological interpretation continues with ground verification and mapping underway.
•    Major intrusive system
•    4km diameter
•    Target: Porphyry copper
     gold and related skarn
     (similar to OK Tedi, Grasberg)

Results for the fourth quarter and year
ended 30 June 2012
15
Operating results
(Rand/Metric) (US$/Imperial)
South Africa
International
Discontinued
Operations
Underground production Surface production
Three
months
ended
Bamba-
nani
Doorn-
kop
Joel
Kusasa-
lethu
Masi-
mong
Phakisa
Steyn 2
Target 1
Target 3
Tshepong
Unisel
Total
Under-
ground
Kalgold
Phoenix
Dumps
Total
Surface
Other
Total
South
Africa
Hidden
Valley
Other
Total
Continuing
Operations
Evander
Evander
Surface
Harmony
Total
Ore milled
– t’000
Jun-12
22
261
147
337
231
153
12
180
80
317
112
1 852
337
1 290
700
2 327
–
4 179
459
–
4 638
97
50
4 785
Mar-12
20
158
113
273
238
129
11
190
82
323
90
1 627
310
1 256
812
2 378
–
4 005
418
–
4 423
123
49
4 595
Gold produced
– kg
Jun-12
201
812
790
1 590
754
741
105
808
290
1 252
459
7 802
273
200
330
803
–
8 605
664
–
9 269
650
45
9 964
Mar-12
167
500
455
1 221
776
616
76
862
296
1 297
332
6 598
225
200
378
803
–
7 401
490
–
7 891
830
32
8 753
Gold produced
– oz
Jun-12
6 462
26 106
25 399
51 120
24 242
23 824
3 376
25 978
9 324
40 253
14 757
250 841
8 777
6 430
10 610
25 817
–
276 658
21 348
–
298 006
20 898
1 447
320 351
Mar-12
5 369
16 075
14 629
39 256
24 949
19 805
2 443
27 714
9 517
41 699
10 674
212 130
7 234
6 430
12 153
25 817
–
237 947
15 754
–
253 701
26 685
1 029
281 415
Yield                      – g/tonne
Jun-12
9.14
3.11
5.37
4.72
3.26
4.84
8.75
4.49
3.63
3.95
4.10
4.21
0.81
0.16
0.47
0.35
–
2.06
1.45
–
2.00
6.70
0.90
2.08
Mar-12
8.35
3.16
4.03
4.47
3.26
4.78
6.91
4.54
3.61
4.02
3.69
4.06
0.73
0.16
0.47
0.34
–              1.85
1.17
–              1.78
6.75
0.65
1.90
Cash operating
costs
– R/kg
Jun-12
426 204
282 498
180 796
243 047
276 523
296 637
318 895
281 736
383 462
271 733
283 244
271 108
251 015
252 790
247 145
249 867
–
269 126
394 277
–
278 091
304 085
263 067
279 719
Mar-12
494 916
401 952
281 404
289 818
264 233
328 601
447 842
240 175
354 581
244 231
356 738
296 184
323 222
241 480
264 365
275 157
–
293 903
427 753
–
302 215
214 901
276 656
293 842
Cash operating
costs
– $/oz
Jun-12
1 632
1 082
692
931
1 059
1 136
1 221
1 079
1 469
1 041
1 085
1 038
961
968
947
957
–
1 031
1 510
–
1 065
1 165
1 008
1 071
Mar-12
1 991
1 617
1 132
1 166
1 063
1 322
1 801
966
1 426
982
1 435
1 191
1 300
971
1 063
1 107
–
1 182
1 721
–
1 216
864
1 113
1 182
Cash operating
costs
– R/tonne
Jun-12
3 894
879
972
1 147
903
1 437
2 790
1 265
1 390
1 073
1 161
1 142
203
39
117
86
–
554
570
–               556
2
038
237
582
Mar-12
4 133
1 272
1 133
1 296
862
1 569
3 094
1 090
1 280
981
1 316
1 201
235
38
123
93
–
543
501
–
539
1 450
181
560
Gold sold
– Kg
Jun-12
201
817
834
1 512
752
739
104
877
314
1 247
458
7 855
296
206
335
837
–
8 692
641
–
9 333
660
45
10 038
Mar-12
163
461
386
1 384
755
599
74
801
275
1 262
323
6 483
207
202
379
788
–
7 271
406
–
7 677
850
32
8 559
Gold sold
– oz
Jun-12
6 462
26 267
26 814
48 612
24 177
23 759
3 344
28 196
10 095
40 092
14 725
252 543
9 517
6 623
10 770
26 910
–
279 453
20 609
–
300 062
21 219
1 447
322 728
Mar-12
5 241
14 821
12 410
44 497
24 274
19 258
2 379
25 753
8 841
40 574
10 385
208 433
6 655
6 494
12 185
25 334
–
233 767
13 053
–
246 820
27 328
1 029
275 177
Revenue
(R’000)
Jun-12
84 640
344 493
351 648
641 580
316 679
311 212
43 824
368 359
132 225
525 128
192 912
3 312 700
124 972
87 078
140 908
352 958
–
3 665 658
268 805
–
3 934 463
279 277
19 002
4 232 742
Mar-12
68 282
193 030
160 893
579 738
316 727
251 284
31 007
335 149
115 179
529 302
135 155 2 715 746
87 531
84 659
159 049
331 239
–
3 046 985
174 823
–
3 221 808
356 635
13 337
3 591 780
Cash operating
costs
(R’000)
Jun-12
85 667
229 388
142 829
386 444
208 498
219 808
33 484
227 643
111 204
340 210
130 009
2 115 184
68 527
50 558
81 558
200 643
–
2 315 827
261 800
–
2 577 627
197 655
11 838
2 787 120
Mar-12
82 651
200 976
128 039
353 868
205 045
202 418
34 036
207 031
104 956
316 768
118 437 1 954 225
72 725
48 296
99 930
220 951
–
2 175 176
209 599
–
2 384 775
178 368
8 853
2 571 996
Inventory
movement
(R’000)
Jun-12
(627)
7 178
16 948
(19 156)
45
(2 306)
(491)
18 422
9 019
221
(2 224)
27 029
12 462
2 654
2 232
17 348
–
44 377
17 423
–
61 800
(6 355)
–         55 445
Mar-12
(1 587)
(23 609)
(21 449)
57 902
(7 874)
(6 508)
(650)
(20 068)
(10 200)
(12 852)
(2 961)
(49 856)
(10 801)
(2 796)
5 256
(8 341)
–
(58 197)
(53 686)
–
(111 883)
8 840
–
(103 043)
Operating
costs
(R’000)
Jun-12
85 040
236 566
159 777
367 288
208 543
217 502
32 993
246 065
120 223
340 431
127 785
2 142 213
80 989
53 212
83 790
217 991
–
2 360 204
279 223
–
2 639 427
191 300
11 838
2 842 565
Mar-12
81 064
177 367
106 590
411 770
197 171
195 910
33 386
186 963
94 756
303 916
115 476 1 904 369
61 924
45 500
105 186
212 610
–
2 116 979
155 913
–
2 272 892
187 208
8 853
2 468 953
Operating
profit/(loss)*
(R’000)
Jun-12
(400)
107 927
191 871
274 292
108 136
93 710
10 831
122 294
12 002
184 697
65 127
1 170 487
43 983
33 866
57 118
134 967
–
1 305 454
(10 418)
–
1 295 036
87 977
7 164
1 390 177
Mar-12
(12 782)
15 663
54 303
167 968
119 556
55 374
(2 379)
148 186
20 423
225 386
19 679
811 377
25 607
39 159
53 863
118 629
–
930 006
18 910
–
948 916
169 427
4 484
1 122 827
Operating
profit/(loss)*
($’000)
Jun-12
(49)
13 290
23 629
33 777
13 316
11 540
1 334
15 059
1 478
22 745
8 020
144 139
5 417
4 170
7 033
16 620
–
160 759
(1 284)
–
159 475
10 834
882
171 191
Mar-12
(1 653)
2 025
7 024
21 721
15 461
7 161
(307)
19 163
2 641
29 147
2 545
104 928
3 312
5 064
6 965
15 341
–
120 269
2 446
–
122 715
21 911
580
145 206
Capital
expenditure
(R’000)
Jun-12
43 188
92 378
41 879
102 993
42 103
75 172
11 051
71 160
31 806
88 812
20 333
620 875
27 592
21 598
8 926
58 116
7 866
686 857
121 347
121 656
929 860
46 530
–
976 390
Mar-12
54 600
62 053
14 059
101 722
44 094
78 103
14 665
59 371
21 770
64 122
17 111
531 670
18 613
2 768
1 414
22 795
9 553
564 018
82 003
78 261
724 282
42 465
–
766 747
Capital
expenditure
($’000)
Jun-12
5 318
11 376
5 157
12 683
5 185
9 257
1 361
8 763
3 917
10 937
2 504
76 458
3 398
2 660
1 099
7 157
969
84 584
14 943
14 982
114 509
5 730
–       120 239
Mar-12
7 061
8 025
1 818
13 155
5 702
10 100
1 896
7 678
2 815
8 292
2 213
68 755
2 407
358
183
2 948
1 236
72 939
10 605
10 121
93 665
5 492
–
99 157
*     Operating profit/(loss) is comparable to the term production profit/(loss) in the segment report in the financial statements and not to the operating profit line item in the income statement.

Results for the fourth quarter and year
ended 30 June 2012
CONDENSED CONSOLIDATED INCOME STATEMENTS (Rand)
Figures in million
Note
Quarter ended
Year ended
30 June
2012
(Unaudited)
31 March
2012
(Unaudited)
30 June¹
2011
(Unaudited)
30 June
2012
30 June¹
2011
(Audited)
Continuing operations
Revenue 3 934 3 222 3 153 15 169 11 596
Cost of sales 2 (3 325) (2 721) (3 226) (12 137) (10 699)
Production costs (2 639) (2 273) (2 360) (9 911) (8 504)
Amortisation and depreciation (548) (431) (438) (1 921) (1 609)
Reversal of impairment/(impairment) of assets 60 – (264) 60 (264)
Employment termination and restructuring costs (11) (19) – (81) (136)
Other items (187) 2 (164) (284) (186)
Gross profit/(loss)
609
501
(73)
3 032
897
Corporate, administration and other expenditure (91) (96) (65) (352) (322)
Social investment expenditure (22) (22) (15) (72) (82)
Exploration expenditure (161) (143) (99) (500) (324)
Profit on sale of property, plant and equipment 34 – 5 63 27
Other (expenses)/income – net (74) (5) 35 (50) (21)
Operating profit/(loss)
295
235
(212)
2 121
175
Loss from associates – – – – (51)
Reversal of impairment/(impairment) of investment
in associate
– 6 18 56 (142)
Impairment of investments 3 (144) – – (144) –
Net gain on financial instruments 12 36 21 86 129
Gain on farm-in option – – – – 273
Investment income 33 25 23 97 133
Finance cost (69) (65) (85) (286) (271)
Profit/(loss) before taxation
127
237
(235)
1 930
246
Taxation (260) 636 137 63 387
Normal taxation 10 (16) (1) (105) (27)
Deferred taxation 5 (270) 652 138 168 414
Net (loss)/profit from continuing operations
(133)
873
(98)
1 993
633
Discontinued operations
Profit/(loss) from discontinued operations 4 180 141 56 592 (16)
Net profit/(loss) for the period
47
1 014
(42)
2 585
617
Attributable to:
Owners of the parent 47 1 014 (42) 2 585 617
Earnings/(loss) per ordinary share (cents)
6
(Loss)/earnings from continuing operations (31) 202 (23) 463 148
Earnings/(loss) from discontinued operations 42 33 13 137 (4)
Total earnings/(loss)
11
235
(10)
600
144
Diluted earnings/(loss) per ordinary share (cents)
6
(Loss)/earnings from continuing operations (31) 202 (22) 462 148
Earnings/(loss) from discontinued operations 42 32 12 136 (4)
Total diluted earnings/(loss)
11
234
(10)
598
144
¹ The comparative figures are re-presented due to Evander being reclassified as a discontinued operation. See note 4 in this regard.
The accompanying notes are an integral part of these condensed consolidated financial statements.

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (Rand)
Note
Quarter ended
Year ended
Figures in million
30 June
2012
(Unaudited)
31 March
2012
(Unaudited)
30 June
2011
(Unaudited)
30 June
2012
30 June
2011
(Audited)
Net profit/(loss) for the period 47 1 014 (42) 2 585 617
Other comprehensive income/(loss) for the period,
net of income tax
606 (153) 418 1 587 368
Foreign exchange translation 506 (157) 473 1 485 470
(Loss)/gain on fair value movement of
available-for-sale investments
(44) 4 (55) (42) (102)
Impairment of available-for-sale investments
recognised in profit or loss
3 144 – – 144 –
Total comprehensive income for the period
653
861
376
4 172
985
Attributable to:
Owners of the parent 653 861 376 4 172 985
Non-controlling interest – – – – –
The accompanying notes are an integral part of these condensed consolidated financial statements.
The reviewed condensed consolidated financial statements for the year ended 30 June 2012 have been prepared by
Harmony Gold Mining Company Limited’s corporate reporting team headed by Mr Herman Perry. This process was supervised by the financial director, Mr Frank  Abbott. These financial statements were reviewed by the group’s external auditors,
PricewaterhouseCoopers Incorporated (see note 12) and approved by the Board of Harmony Gold Mining Company Limited.

Results for the fourth quarter and year
ended 30 June 2012
CONDENSED CONSOLIDATED BALANCE SHEETS (Rand)
Figures in million
Note
At
30 June
2012
At
31 March
2012
(Unaudited)
At
30 June
2011
(Audited)
ASSETS
Non-current assets
Property, plant and equipment 32 853 31 949 31 221
Intangible assets 2 196 2 194 2 170
Restricted cash 36 30 31
Restricted investments 1 842 1 808 1 883
Deferred tax assets 486 1 042 1 149
Investments in financial assets 146 187 185
Inventories 58 165 172
Trade and other receivables 28 35 23
Total non-current assets
37 645
37 410
36 834
Current assets
Inventories 996 1 086 837
Trade and other receivables 1 245 1 259 1 073
Income and mining taxes 211 142 139
Cash and cash equivalents 1 773 1 427 693
4 225 3 914 2 742
Assets of disposal groups classified as held for sale 4 1 423 1 326 268
Total current assets
5 648
5 240
3 010
Total assets
43 293
42 650
39 844
EQUITY AND LIABILITIES
Share capital and reserves
Share capital 28 331 28 329 28 305
Other reserves 2 444 1 815 762
Retained earnings 3 247 3 200 1 093
Total equity
34 022
33 344
30 160
Non-current liabilities
Deferred tax liabilities 3 260 3 568 4 216
Provision for environmental rehabilitation 1 865 1 905 1 971
Retirement benefit obligation and other provisions 206 181 174
Borrowings 7 1 503 1 277 1 229
Total non-current liabilities
6 834
6 931
7 590
Current liabilities
Borrowings 7 313 318 330
Income and mining taxes 1 7 2
Trade and other payables 1 747 1 543 1 746
2 061 1 868 2 078
Liabilities of disposal groups classified as held for sale 4 376 507 16
Total current liabilities
2 437
2 375
2 094
Total equity and liabilities
43 293
42 650
39 844
The accompanying notes are an integral part of these condensed consolidated financial statements.

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (Rand)
for the year ended 30 June 2012
Figures in million
Share
capital
Other
reserves
Retained
earnings
Total
Balance – 30 June 2011 28 305 762 1 093 30 160
Issue of shares 26 – – 26
Share-based payments – 95 – 95
Net profit for the period – – 2 585 2 585
Other comprehensive income for the period – 1 587 – 1 587
Dividends paid – – (431) (431)
Balance – 30 June 2012
28 331
2 444
3 247
34 022
Balance – 30 June 2010 28 261 258 690 29 209
Issue of shares 44 – – 44
Share-based payments – 136 – 136
Net profit for the period – – 617 617
Other comprehensive income for the period – 368 – 368
Dividends paid – – (214) (214)
Balance – 30 June 2011
28 305
762
1 093
30 160
The statement of changes in equity for the year ended 30 June 2011 has been audited.
The accompanying notes are an integral part of these condensed consolidated financial statements.

Results for the fourth quarter and year
ended 30 June 2012
CONDENSED CONSOLIDATED CASH FLOW STATEMENTS (Rand)
Quarter ended
Year ended
Figures in million
30 June
2012
(Unaudited)
31 March
2012
(Unaudited)
30 June
2011
(Unaudited)
30 June
2012
30 June
2011
(Audited)
Cash flow from operating activities
Cash generated by operations 1 211 682 1 052 4 551 2 418
Interest and dividends received 20 32 24 80 140
Interest paid (38) (26) (35) (141) (134)
Income and mining taxes (paid)/refunded (163) 35 (19) (277) (45)
Cash generated by operating activities
1 030
723
1 022
4 213
2 379
Cash flow from investing activities
(Increase)/decrease in restricted cash – – (4) – 116
Proceeds on disposal of investment in subsidiary – – – – 229
Proceeds on disposal of investment in associate 29 193 – 222 –
Payment for Evander 6 and Twistdraai transaction 125 – 100 125 100
Other investing activities (56) (33) (10) (86) 11
Net additions to property, plant and equipment (952) (740) (829) (3 139) (3 110)
Cash utilised by investing activities
(854)
(580)
(743)
(2 878)
(2 654)
Cash flow from financing activities
Borrowings raised 342 302 150 1 443 925
Borrowings repaid (161) (17) (415) (1 248) (546)
Ordinary shares issued - net of expenses 3 3 15 26 44
Dividends paid – (173) – (431) (214)
Cash generated/(utilised) by financing activities
184
115
(250)
(210)
209
Foreign currency translation adjustments
(14)
(36)
8
(45)
(11)
Net increase/(decrease) in cash and cash equivalents 346 222 37 1 080 (77)
Cash and cash equivalents - beginning of period 1 427 1 205 656 693 770
Cash and cash equivalents - end of period
1 773
1 427
693
1 773
693
The accompanying notes are an integral part of these condensed consolidated financial statements.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
for the period ended 30 June 2012 (Rand)
1.
Accounting policies
Basis of accounting
The condensed consolidated financial statements for the year ended 30 June 2012 have been prepared in accordance with IAS 34, Interim
Financial Reporting, JSE Listings Requirements and in the manner required by the Companies Act of South Africa. They should be read in conjunction with the annual financial statements for the year ended 30 June 2011, which have been prepared in accordance with International
Financial Reporting Standards as issued by the International Accounting Standards Board (IFRS). The accounting policies are consistent with those described in the annual financial statements, except for the adoption of applicable revised and/or new standards issued by the
International Accounting Standards Board.
2.
Cost of sales
Quarter ended
Year ended
Figures in million
30 June
2012
(Unaudited)
31 March
2012
(Unaudited)
30 June ¹
2011
(Unaudited)
30 June
2012
30 June ¹
2011
(Audited)
Production costs – excluding royalty 2 623 2 244 2 349 9 791 8 412
Royalty expense 16 29 11 120 92
Amortisation and depreciation 548 431 438 1 921 1 609
(Reversal of impairment)/impairment of assets
2
(60) – 264 (60) 264
Rehabilitation expenditure
3
20 (43) 30 (17) 43
Care and maintenance cost of restructured shafts 19 20 35 88 117
Employment termination and restructuring costs
4
11 19 – 81 136
Share-based payments 21 21 43 87 125
Other
5
127 – 56 126 (99)
Total cost of sales
3 325
2 721
3 226
12 137
10 699
1
The comparative figures are re-presented due to Evander being reclassified as a discontinued operation. See note 4 in this regard.
2
The net reversal in the June 2012 quarter consists mainly of a reversal of R194 million for Target 1 and an impairment of R126 million on Steyn 2.
3
The credit in the March 2012 quarter relates to a change in estimate on areas where rehabilitation work has been performed.
4
The amounts for the 2012 financial year relate to restructuring at the Bambanani shaft.
5
Included in the total for the June 2012 quarter are amounts relating to the change in estimate of gold in lock-up.
3.
Impairment of investments
The impairment relates to the reclassification of cumulative fair value losses on the investment in Witswatersrand Consolidated Gold Resources
Limited (Wits Gold) from other reserves.
4.
Disposal groups classified as held for sale and discontinued operations
Evander Gold Mines Limited
The assets and liabilities of Evander Gold Mines Limited the (Evander), a wholly-owned subsidiary of Harmony Gold Mining Company Limited
(Harmony), have been classified as held for sale following signing of a sale of shares and claims agreement on 30 January 2012. On 30 May
2012, Harmony announced the signing of a new sale of shares and claims agreement with Pan African Resources plc (Pan African).The disposal will be for an aggregate purchase consideration of R1.5 billion, excluding the proceeds of the Taung Gold Limited transaction and less certain distributions made by Evander to Harmony between 1 April 2012 and the close of the transaction.
The transaction is subject to, among others, the following conditions precedent:
• Pan African obtaining the requisite shareholder approval for the acquisition; and
• obtaining all relevant regulatory approvals.
The operation also meets the requirements to be classified as a discontinued operation. The comparative figures in the income statement have been re-presented as a result.
Evander 6 and Twistdraai
The conditions precedent for the sale of Evander 6 and Twistdraai were fulfilled and the transaction became effective on 30 May 2012. A total purchase consideration of R225 million net of VAT was received from Taung Gold Limited, including the deposit of R100 million received in April 2011. The group recognised a total profit of R230 million in the June 2012 quarter within discontinued operations.

Results for the fourth quarter and year
ended 30 June 2012
5.
Deferred taxation
The deferred taxation debit of R270 million in the income statement in the June 2012 quarter is due to the annual re-assessment of the
Life-of-Mine deferred tax rates.
The deferred tax for the March 2012 quarter includes a tax credit of R605 million, relating to a change in the gold mining tax rate formula in
South Africa. With the introduction of Dividend Tax, the higher gold mining tax rate formula was repealed resulting in lower income tax and deferred tax rates.
6.
Earnings and net asset value per share
Quarter ended
Year ended
30 June
2012
(Unaudited)
31 March
2012
(Unaudited)
30 June ¹
2011
(Unaudited)
30 June
2012
30 June¹
2011
(Audited)
Weighted average number of shares (million) 431.4 431.3 430.0 430.8 429.3
Weighted average number of diluted shares (million) 432.3 432.8 431.4 432.0 430.4
Total earnings per share (cents):
Basic earnings/(loss) 11 235 (10) 600 144
Diluted earnings/(loss) 11 234 (10) 598 144
Headline (loss)/earnings (20) 234 30 551 223
– from continuing operations (25) 201 17 451 232
– from discontinued operations 5 33 13 100 (9)
Diluted headline (loss)/earnings (20) 233 30 549 223
– from continuing operations (25) 200 17 449 232
– from discontinued operations 5 33 13 100 (9)
Figures in million
Reconciliation of headline earnings:
Continuing operations
Net (loss)/profit (133) 873 (98) 1 993 633
Adjusted for:
(Reversal of impairment)/impairment of investment in
associate*
– (6) (18) (56) 142
Impairment of investments* 144 – – 144 –
Foreign exchange loss reclassified from other
comprehensive income*
– – – – 47
(Reversal of impairment)/impairment of assets (60) – 264 (60) 264
Taxation effect on impairment of assets (34) – (66) (34) (66)
Other adjustments (34) – (11) (63) (34)
Taxation effect on other adjustments 9 (1) 3 16 8
Headline (loss)/earnings
(108)
866
74
1 940
994
Discontinued operations
Net profit/(loss) 180 141 56 592 (16)
Adjusted for:
Profit on sale of investment in subsidiary – – – – (54)
Taxation effect of profit on sale of investment in
subsidiary
– – – – 34
Profit on sale of property, plant and equipment (230) – – (232) (2)
Taxation effect of profit on sale of property, plant and
equipment
71 – – 72 1
Headline earnings/(loss)
21
141
56
432
(37)
Total headline (loss)/earnings
(87)
1 007
130
2 372
957
¹
The comparative figures are re-presented due to Evander being reclassified as a discontinued operation. See note 4 in this regard.
*
There is no taxation effect on these items.

Net asset value per share
At
30 June
2012
At
31 March
2012
(Unaudited)
At
30 June
2011
(Audited)
Number of shares in issue 431 564 236 431 471 444 430 084 628
Net asset value per share (cents) 7 884 7 728 7 013
7.
Borrowings
The Nedbank revolving credit facility was repaid in full during the December 2011 quarter and the full R850 million facility is available until
December 2013.
The balance on the Nedbank term facilities at 30 June 2012 is R762 million, following a repayment of R153 million on 29 June 2012.
US$40 million of the US$300 million syndicated revolving credit facility was drawn during the June 2012 quarter, taking the drawn down level to US$130 million. The facility is repayable by August 2015 and attracts interest at LIBOR plus 260 basis points, which is payable quarterly.
8.
Commitments and contingencies
Figures in million
At
30 June
2012
At
31 March
2012
(Unaudited)
At
30 June
2011
(Audited)
Capital expenditure commitments:
Contracts for capital expenditure 519 391 194
Authorised by the directors but not contracted for 2 257 3 032 1 504
2 776
3 423
1 698
This expenditure will be financed from existing resources and, where appropriate, borrowings.
Contingent liability
For a detailed disclosure on contingent liabilities refer to Harmony’s annual report for the financial year ended 30 June 2011, available on the group’s website (www.harmony.co.za). There were no significant changes in contingencies since 30 June 2011, except as discussed below.
Harmony reached a mutually acceptable settlement with the plaintiff class and this settlement was found to be fair and reasonable and was approved by the United States District Court in November 2011. A single class member has filed an appeal of the District Court’s order approving the settlement. That appeal is currently pending in the United States Court of Appeals for the Second Circuit. The settlement amount has been paid into escrow by the company’s insurers and will be distributed to the plaintiffs once the appeal has been finalised.
9.
Subsequent events
On 13 August 2012, the board approved a final dividend for the 2012 financial year of 50 SA cents.
10.    Segment report
The segment report follows on the page 25.

Results for the fourth quarter and year
ended 30 June 2012
11.    Reconciliation of segment information to consolidated income statements
Year ended
Figures in million
30 June
2012
30 June ¹
2011
(Audited)
The “Reconciliation of segment information to consolidated income statements” line item in the segment report is broken down in the following elements, to give a better understanding of the differences between the income statement and segment report:
Reconciliation of production profit to gross profit
Total segment revenue 16 574 12 445
Total segment production costs (10 678) (9 170)
Production profit per segment report 5 896 3 275
Discontinued operations (638) (183)
Production profit from continuing operations 5 258 3 092
Cost of sales items, other than production costs and royalty expense (2 226) (2 195)
Gross profit as per income statements *
3 032
897
¹
The comparative figures are re-presented due to Evander being reclassified as a discontinued operation. See note 4 in this regard.
*       The reconciliation was done up to the first recognisable line item on the income statement. The reconciliation will follow the income statement after that.
12.    Audit review
The condensed consolidated financial statements for the year ended 30 June 2012 on pages 16 to 25 have been reviewed in accordance with the International Standards on Review Engagements 2410 – “Review of interim financial information performed by the independent Auditors of the entity” by PricewaterhouseCoopers Inc. Their unqualified review opinion is available for inspection at the company’s registered office.

SEGMENT REPORT (Rand/Metric)
for the year ended 30 June 2012
Revenue
30 June
Production cost
30 June
Production profit/(loss)
30 June
Capital expenditure
(1)
30 June
Kilograms produced*
30 June
Tonnes milled *
30 June
2012
2011
2012
2011
2012
2011
2012
2011
2012
2011
2012
2011
R million
R million
R million
R million
kg
t’000
Continuing operations
South Africa
Underground
Bambanani
549 921 597 828 (48) 93 266 321 1 374 3 051 197 426
Doornkop 1 284 781 862 601 422 180 294 292 3 075 2 512 928 718
Joel 1 124 454 565 417 559 37 84 73 2 663 1 449 557 407
Kusasalethu 2 320 1 774 1 439 1 321 881 453 415 380 5 633 5 609 1 197 1 099
Masimong 1 349 1 326 843 756 506 570 208 178 3 220 4 280 933 868
Phakisa 1 064 551 803 473 261 78 302 369 2 541 1 762 521 387
Target 1 997 1 080 1 283 815 714 265 349 439 4 753 3 981 1 104 805
Tshepong 2 219 2 007 1 275 1 172 944 835 288 273 5 287 6 468 1 233 1 343
Virginia
(2)
672 682 494 562 178 120 71 79 1 593 2 213 394 576
Surface
All other surface operations
1 428 1 044 899 844 529 200 162 147 3 372 3 358 9 324 10 141
Total South Africa
14 006
10 620
9 060
7 789
4 946
2 831
2 439
2 551
33 511
34 683
16 388
16 770
International
Hidden Valley
1 163 976 851 715 312 261 296 289 2 762 3 118 1 766 1 679
Other
–                  –                   –                   –                  –                    –
314                   –                  –                   –                   –                   –
Total international
1 163
976
851
715
312
261
610
289
2 762
3 118
1 766
1 679
Total continuing operations
15 169
11 596
9 911
8 504
5 258
3 092
3 049
2 840
36 273
37 801
18 154
18 449
Discontinued operations
Evander 1 405 849 767 666 638 183 177 196 3 369 2 734 638 831
Total discontinued operations
1 405
849
767
666
638
183
177
196
3 369
2 734
638
831
Total operations
16 574
12 445
10 678
9 170
5 896
3 275
3 226
3 036
39 642
40 535
18 792
19 280
Reconciliation of the segment
information to the consolidated
income statement (refer to
note 11)
(1 405) (849) (767) (666)
15 169
11 596
9 911
8 504
(1) Excludes non-operational capital expenditure for 2011 relating of PNG of R60 million and exploration capitalised of R9 million.
(2) The Virginia segment included Merriespruit 1 until it was placed on care and maintenance in October 2010.
*    Production statistics are unaudited.
The segment report for the year ended 30 June 2011 has been audited.

Results for the fourth quarter and year
ended 30 June 2012
27
Operating results (US$/Imperial)
South Africa
International
Discontinued
Operations
Underground production
Surface production
Three
months
ended
Bamba-
nani
Doorn-
kop
Joel
Kusasa-
lethu
Masi-
mong
Phakisa
Steyn 2
Target 1
Target 3
Tshepong
Unisel
Total
Under-
ground
Kalgold
Phoenix
Dumps
Total
Surface
Other
Total
South
Africa
Hidden
Valley
Other
Total
Continuing
Operations
Evander
Evander
Surface
Harmony
Total
Ore milled
– t’000
Jun-12
24
288
162
372
255
169
13
198
88
350
124
2 043
372
1 423
772
2 567
–
4 610
506
–
5 116
107
55
5 278
Mar-12 22 174 125 301 262 142 12 210 90 356 99 1 793 342 1 385 895 2 622 – 4 415 461 – 4 876 136 54 5 066
Gold produced
– oz
Jun-12
6 462
26 106
25 399
51 120
24 242
23 824
3 376
25 978
9 324
40 253
14 757
250 841
8 777
6 430
10 610
25 817
–
276 658
21 348
–
298 006
20 898
1 447
320 351
Mar-12 5 369 16 075 14 629 39 256 24 949 19 805 2 443 27 714 9 517 41 699 10 674 212 130 7 234 6 430 12 153 25 817 – 237 947 15 754 – 253 701 26 685 1 029 281 415
Yield                      – oz/t
Jun-12
0.269
0.091
0.157
0.137
0.095
0.141
0.260
0.131
0.106
0.115
0.119
0.123
0.024
0.005
0.014
0.010
–
0.060
0.042
–
0.058
0.195
0.026
0.061
Mar-12 0.244 0.092 0.117 0.130 0.095 0.139 0.204 0.132 0.106 0.117 0.108 0.118 0.021 0.005 0.014 0.010
–         0.054
0.034
–            0.052
0.196 0.019 0.056
Cash operating
costs
– $/oz
Jun-12
1 632
1 082
692
931
1 059
1 136
1 221
1 079
1 469
1 041
1 085
1 038
961
968
947
957
–
1 031
1 510
–
1 065
1 165
1 008
1 071
Mar-12 1 991 1 617 1 132 1 166 1 063 1 322 1 801 966 1 426 982 1 435 1 191 1 300 971 1 063 1 107 – 1 182 1 721 – 1 216 864 1 113 1 182
Cash operating
costs
– $/t
Jun-12
440
98
109
128
101
160
317
142
156
120
129
127
23
4
13
10
–
62
64
–
62
227
27
65
Mar-12 486 149 132 152 101 184 367 127 151 115 155 141 27 5 14 11
–              64
59
–                 63
170 21 66
Gold sold
– oz
Jun-12
6 462
26 267
26 814
48 612
24 177
23 759
3 344
28 196
10 095
40 092
14 725
252 543
9 517
6 623
10 770
26 910
–
279 453
20 609
–
300 062
21 219
1 447
322 728
Mar-12 5 241 14 821 12 410 44 497 24 274 19 258 2 379 25 753 8 841 40 574 10 385 208 433 6 655 6 494 12 185 25 334 – 233 767 13 053 – 246 820 27 328 1 029 275 177
Revenue
($’000)
Jun-12
10 423
42 423
43 304
79 008
38 998
38 325
5 397
45 362
16 283
64 668
23 756
407 947
15 390
10 723
17 352
43 465
–
451 412
33 102
–
484 514
34 392
2 340
521 246
Mar-12 8 830 24 962 20 807 74 971 40 959 32 496 4 010 43 341 14 895 68 449 17 478 351 198 11 319 10 948 20 568 42 835 – 394 033 22 608 – 416 641 46 120 1 725 464 486
Cash operating
costs
($’000)
Jun-12
10 549
28 249
17 588
47 590
25 676
27 069
4 123
28 034
13 694
41 896
16 010
260 478
8 438
6 226
10 044
24 708
–
285 186
32 240
–
317 426
24 341
1 458
343 225
Mar-12 10 688 25 990 16 557 45 762 26 516 26 177 4 401 26 773 13 573 40 964 15 316 252 717 9 404 6 246 12 923 28 573 – 281 290 27 105 – 308 395 23 066 1 145 332 606
Inventory
movement
($’000)
Jun-12
(77)
884
2 087
(2 359)
6
(284)
(60)
2 269
1 111
27
(274)
3 330
1 535
327
275
2 137
–
5 467
2 146
–
7 613
(783)
–
6 830
Mar-12 (205) (3 053) (2 774) 7 488 (1 018) (842) (84) (2 595) (1 319) (1 662) (383) (6 447) (1 397) (362) 680 (1 079) – (7 526) (6 943) – (14 469) 1 143 – (13 326)
Operating
costs
($’000)
Jun-12
10 472
29 133
19 675
45 231
25 682
26 785
4 063
30 303
14 805
41 923
15 736
263 808
9 973
6 553
10 319
26 845
–
290 653
34 386
–
325 039
23 558
1 458
350 055
Mar-12 10 483 22 937 13 783 53 250 25 498 25 335 4 317 24 178 12 254 39 302 14 933 246 270 8 007 5 884 13 603 27 494 – 273 764 20 162 – 293 926 24 209 1 145 319 280
Operating
profit/(loss)
($’000)
Jun-12
(49)
13 290
23 629
33 777
13 316
11 540
1 334
15 059
1 478
22 745
8 020
144 139
5 417
4 170
7 033
16 620
–
160 759
(1 284)
–
159 475
10 834
882
171 191
Mar-12 (1 653) 2 025 7 024 21 721 15 461 7 161 (307) 19 163 2 641 29 147 2 545 104 928 3 312 5 064 6 965 15 341 – 120 269 2 446 – 122 715 21 911 580 145 206
Capital
expenditure
($’000)
Jun-12
5 318
11 376
5 157
12 683
5 185
9 257
1 361
8 763
3 917
10 937
2 504
76 458
3 398
2 660
1 099
7 157
969
84 584
14 943
14 982
114 509
5 730
–     120 239
Mar-12 7 061 8 025 1 818 13 155 5 702 10 100 1 896 7 678 2 815 8 292 2 213 68 755 2 407 358 183 2 948 1 236 72 939 10 605 10 121 93 665 5 492 – 99 157

Results for the fourth quarter and year
ended 30 June 2012
CONDENSED CONSOLIDATED INCOME STATEMENTS (US$)
(Convenience translation)
Figures in million
Quarter ended
Year ended
30 June
2012
(Unaudited)
31 March
2012
(Unaudited)
30 June¹
2011
(Unaudited)
30 June
2012
(Unaudited)
30 June¹
2011
(Audited)
Continuing operations
Revenue 485 417 465 1 953 1 659
Cost of sales (409) (351) (475) (1 562) (1 533)
Production costs (325) (294) (348) (1 276) (1 218)
Amortisation and depreciation (67) (55) (64) (247) (230)
Reversal of impairment/(impairment) of assets 7 – (39) 8 (39)
Employment termination and restructuring costs (1) (2) – (10) (20)
Other items (23) – (24) (37) (26)
Gross profit/(loss)
76
66
(10)
391
126
Corporate, administration and other expenditure (11) (13) (10) (45) (46)
Social investment expenditure (3) (3) (2) (9) (12)
Exploration expenditure (20) (18) (15) (64) (46)
Profit on sale of property, plant and equipment 4 – 1 8 4
Other (expenses)/income – net (9) (1) 5 (6) (3)
Operating profit/(loss)
37
31
(31)
275
23
Loss from associates – – – – (7)
Reversal of impairment/(impairment) of investment in associate – 1 3 7 (20)
Impairment of investments (18) – – (19) –
Net gain on financial instruments 1 5 3 11 18
Gain on farm-in option – – – – 38
Investment income 4 3 3 12 19
Finance cost (8) (8) (12) (36) (38)
Profit/(loss) before taxation
16
32
(34)
250
33
Taxation (32) 82 21 8 55
Normal taxation 1 (2) – (14) (3)
Deferred taxation (33) 84 21 22 58
Net (loss)/profit from continuing operations
(16)
114
(13)
258
88
Discontinued operations
Profit/(loss) from discontinued operations 22 18 8 75 (2)
Net profit/(loss) for the period
6
132
(5)
333
86
Attributable to:
Owners of the parent 6 132 (5) 333 86
Earnings/(loss) per ordinary share (cents)
(Loss)/earnings from continuing operations
(4) 26 (3) 59 21
Earnings/(loss) from discontinued operations 5 4 2 18 (1)
Total earnings/(loss)
1
30
(1)
77
20
Diluted earnings/(loss) per ordinary share (cents)
(Loss)/earnings from continuing operations
(4) 26 (3) 59 21
Earnings/(loss) from discontinued operations 5 4 2 18 (1)
Total diluted earnings/(loss)
1
30
(1)
77
20
¹ The comparative figures are re-presented due to Evander being reclassified as a discontinued operation.
The currency conversion average rates for the quarter ended: June 2012: US$1 = R8.12 (March 2012: US$1 = R7.73, June 2011: US$1 = 6.78).
For year ended: June 2012: US$1 = R7.77 (June 2011: US$1 = R 6.99).
The income statement for the year ended 30 June 2011 has been extracted from the 2011 Annual Report, but is re-presented due to Evander being reclassified as a discontinued operation.

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (US$)
(Convenience translation)
Quarter ended
Year ended
Figures in million
30 June
2012
(Unaudited)
31 March
2012
(Unaudited)
30 June
2011
(Unaudited)
30 June
2012
(Unaudited)
30 June
2011
(Audited)
Net profit/(loss) for the period 6 132 (5) 333 86
Other comprehensive income/(loss) for the period,
net of income tax
74 (19) 62 204 540
Foreign exchange translation 62 (20) 70 191 555
(Loss)/gain on fair value movement of available-for-sale
investments
(6) 1 (8) (6) (15)
Impairment of available-for-sale investments recognised
in profit or loss
18 – – 19 –
Total comprehensive income for the period
80
113
57
537
626
Attributable to:
Owners of the parent 80 113 57 537 626
The currency conversion average rates for the quarter ended: June 2012: US$1 = R8.12 (March 2012: US$1 = R7.73, June 2011: US$1 = 6.78). For
year ended: June 2012: US$1 = R7.77 (June 2011: US$1 = R 6.99).
The statement of comprehensive income for the year ended 30 June 2011 has been extracted from the 2011 Annual Report.
Note on convenience translations
Except where specific statements have been extracted from the 2011 Annual Report, the requirements of IAS 21, The Effects of the Changes in Foreign Exchange Rates, have not necessarily been applied in the translation of the US Dollar financial statements presented on pages 28 to 33.

Results for the fourth quarter and year
ended 30 June 2012
CONDENSED CONSOLIDATED BALANCE SHEETS (US$)
(Convenience translation)
Figures in million
At
30 June
2012
(Unaudited)
At
31 March
2012
(Unaudited)
At
30 June
2011
(Audited)
ASSETS
Non-current assets
Property, plant and equipment 4 003 4 161 4 607
Intangible assets 268 286 320
Restricted cash 4 4 5
Restricted investments 224 235 278
Deferred tax assets 59 136 170
Investments in financial assets 18 24 27
Inventories 7 21 25
Trade and other receivables 3 5 3
Total non-current assets
4 586
4 872
5 435
Current assets
Inventories 121 141 124
Trade and other receivables 152 164 158
Income and mining taxes 26 18 21
Cash and cash equivalents 216 186 102
515 509 405
Assets of disposal groups classified as held for sale 174 173 40
Total current assets
689
682
445
Total assets
5 275
5 554
5 880
EQUITY AND LIABILITIES
Share capital and reserves
Share capital 3 452 3 689 4 033
Other reserves 298 236 519
Retained earnings/(accumulated loss) 396 417 (102)
Total equity
4 146
4 342
4 450
Non-current liabilities
Deferred tax liabilities 397 465 623
Provision for environmental rehabilitation 227 248 291
Retirement benefit obligation and other provisions 25 24 26
Borrowings 183 166 181
Total non-current liabilities
832
903
1 121
Current liabilities
Borrowings 38 41 49
Income and mining taxes – 1 –
Trade and other payables 213 201 258
251 243 307
Liabilities of disposal groups classified as held for sale 46 66 2
Total current liabilities
297
309
309
Total equity and liabilities
5 275
5 554
5 880
The balance sheet for June 2012 converted at a conversion rate of US$1 = R8.21(March 2012 US$1 = R 7.68, June 2011: US$1 = R6.78).
The balance sheet as at 30 June 2011 has been extracted from the 2011 Annual Report.

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY US$)
for the year ended 30 June 2012 (Convenience translation)
Figures in million
Share
capital
Other
reserves
Retained
earnings/
(Accumulated
loss)
Total
Balance – 30 June 2011 3 448 93 133 3 674
Issue of shares 4 – – 4
Share-based payments – 12 – 12
Net profit for the period – – 315 315
Other comprehensive income for the period – 193 – 193
Dividends paid – – (52) (52)
Balance – 30 June 2012
3 452
298
396
4 146
Balance – 30 June 2010 4 027 (40) (159) 3 828
Issue of shares 6 – – 6
Share-based payments – 19 – 19
Net profit for the period – – 86 86
Other comprehensive income for the period – 540 – 540
Dividends paid – – (29) (29)
Balance – 30 June 2011
4 033
519
(102)
4 450
The currency conversion closing rates for the year ended 30 June 2012: US$1 = R8.21 (June 2011: US$1 = R6.78).
The statement of changes in equity for the year ended 30 June 2011 has been extracted from the 2011 Annual Report.
The statement of changes in equity for the year ended 30 June 2012 is unaudited.

Results for the fourth quarter and year
ended 30 June 2012
CONDENSED CONSOLIDATED CASH FLOW STATEMENTS (US$)
(Convenience translation)
Quarter ended
Year ended
Figures in million
30 June
2012
(Unaudited)
31 March
2012
(Unaudited)
30 June
2011
(Unaudited)
30 June
2012
(Unaudited)
30 June
2011
(Audited)
Cash flow from operating activities
Cash generated by operations 149 88 155 586 346
Interest and dividends received 2 4 4 10 20
Interest paid (5) (3) (5) (18) (19)
Income and mining taxes (paid)/refunded (20) 5 (3) (36) (7)
Cash generated by operating activities
126
94
151
542
340
Cash flow from investing activities
(Increase)/decrease in restricted cash – – (1) – 17
Proceeds on disposal of investment in subsidiary – – – – 30
Proceeds on disposal of investment in associate 4 25 – 29 –
Payment for Evander 6 and Twistdraai transaction 15 – 15 16 15
Other investing activities (7) (4) (1) (11) 2
Net additions to property, plant and equipment (117) (96) (122) (404) (445)
Cash utilised by investing activities
(105)
(75)
(109)
(370)
(381)
Cash flow from financing activities
Borrowings raised 42 40 22 186 134
Borrowings repaid (20) (2) (60) (161) (81)
Ordinary shares issued – net of expenses – – 2 3 6
Dividends paid – (23) – (55) (30)
Cash generated/(utilised) by financing activities
22
15
(36)
(27)
29
Foreign currency translation adjustments
(13)
(4)
(1)
(31)
13
Net increase in cash and cash equivalents 30 30 5 114 1
Cash and cash equivalents – beginning of period 186 156 97 102 101
Cash and cash equivalents – end of period
216
186
102
216
102
The currency conversion average rates for the quarter ended: June 2012: US$1 = R8.12 (March 2012: US$1 = R7.73, June 2011: US$1 = 6.78).
For year ended: June 2012: US$1 = R7.77 (June 2011: US$1 = R 6.99).
Closing balance translated at closing rates of: June 2012: US$1 = R8.21 (March 2012: US$1 = R7.68, June 2011: US$ = R6.78).
The cash flow statement for the year ended 30 June 2011 has been extracted from the 2011 Annual Report.

Segment report (US$/Imperial)
for the year ended 30 June 2012
Revenue
30 June
Production cost
30 June
Production profit/(loss)
30 June
Capital expenditure
(1)
30 June
Ounces produced*
30 June
Tons milled *
30 June
2012
2011
2012
2011
2012
2011
2012
2011
2012
2011
2012
2011
US$ million
US$ million
US$ million
US$ million
oz
t’000
Continuing operations
South Africa
Underground
Bambanani
71 132 77 118 (6) 14 34 46 44 174 98 092 217 470
Doornkop 165 112 111 86 54 26 38 42 98 863 80 763 1 023 792
Joel 145 65 73 60 72 5 11 11 85 618 46 586 614 448
Kusasalethu 299 254 185 189 114 65 53 54 181 105 180 334 1 320 1 212
Masimong 174 190 109 108 65 82 27 26 103 526 137 605 1 029 957
Phakisa 137 79 103 68 34 11 39 53 81 695 56 649 575 427
Target 257 154 165 117 92 37 45 63 152 814 127 992 1 217 888
Tshepong 286 287 164 168 122 119 37 39 169 980 207 950 1 359 1 481
Virginia
(2)
86 98 64 80 22 18 9 11 51 216 71 149 434 636
Surface
All other surface operations
183 148 115 121 68 27 20 21 108 412 107 962 10 281 11 181
Total South Africa
1 803
1 519
1 166
1 115
637
404
313
366
1 077 403
1 115 082
18 069
18 492
International
Hidden Valley
150 140 110 103 40 37 38 42 88 800 100 246 1 948 1 852
Other
–                  –                   –                   –                  –                    –
40                   –                  –                   –                   –                   –
Total international
150
140
110
103
40
37
78
42
88 800
100 246
1 948
1 852
Total continuing operations
1 953
1 659
1 276
1 218
677
441
391
408
1 166 203
1 215 328
20 017
20 344
Discontinued operations
Evander 181 122 99 95 82 27 23 28 108 317 87 900 704 916
Total discontinued operations
181
122
99
95
82
27
23
28
108 317
87 900
704
916
Total operations
2 134
1 781
1 375
1 313
759
468
414
436
1 274 520
1 303 228
20 721
21 260
(1) Excludes non-operational capital expenditure for 2011 relating of PNG of US$8 million and exploration capitalised of US$1 million.
(2) The Virginia segment included Merriespruit 1 until it was placed on care and maintenance in October 2010.
* Production statistics are unaudited.
The segment report for the year ended 30 June 2011 has been extracted from the 2011 Annual Report and is audited. The segment report from the year ended 30 June 2012 is unaudited.

Results for the fourth quarter and year
ended 30 June 2012
DEVELOPMENT RESULTS (Metric)
Quarter ended June 2012
Channel
Channel
Reef
Sampled
Width
Value
Gold
Meters
Meters
(Cm’s)
(g/t)
(Cmg/t)
Tshepong
Basal                       444 416 9.34 153.86 1 438
B Reef 164 116 69.70 12.36 861
All Reefs
608          532          22.46
58.43
1 312
Phakisa & Nyala
Basal                        468 482 90.35 10.92 987
All Reefs
468          482          90.35
10.92          987
Total Bambanani
(Incl. Bambanani. Steyn 2)
Basal                         74 73 169.69 18.20 3 088
All Reefs
74            73
169.69
18.20
3 088
Bambanani
Basal                         74 73 169.69 18.20 3 088
All Reefs
74            73
169.69
18.20
3 088
Doornkop
South Reef 415 386 37.92 22.13 839
All Reefs
415          386          37.92
22.13          839
Kusasalethu
VCR Reef 498 486 75.37 19.56 1 474
All Reefs
498          486          75.37
19.56
1 474
Target
Elsburg                    435 293 102.80 10.24 1 052
Basal                          9 9 23.76 30.60 727
A Reef 105 56 154.29 10.26 1 583
B Reef 82 66 138.43 8.07 1 118
All Reefs
631           423
113.55          9.92
1 126
Target 1
Elsburg                     136 60 215.36 9.84 2 118
All Reefs
136            60
215.36
9.84
2 118
Target 3
Elsburg                     299 233 74.09 10.53 780
Basal                           9 9 23.76 30.60 727
A Reef 105 56 154.29 10.26 1 583
B Reef 82 66 138.43 8.07 1 118
All Reefs
495           363         96.88          9.95          964
Masimong
Basal                       442 377 51.60 15.04 776
B Reef 112 129 77.77 12.04 936
All Reefs
554          506          58.27
14.02          817
Evander
Kimberley                 382 373 44.90 32.07 1 440
All Reefs
382          373          44.90
32.07
1 440
Virginia
(Unisel)
Basal                    243.4 192 142.62 10.42 1 486
Leader                  354.3 306 198.02 6.25 1 237
Middle                     32.1 25 91.06 15.23 1 387
All Reefs
630           522
172.63          7.74
1 336
Joel
Beatrix                     353 365 156.62 8.70 1 363
All Reefs
353          365
156.62           8.70
1 363
Total Harmony
Basal                     1 680 1548 68.99 17.62 1 216
Beatrix                     353 365 156.62 8.70 1 363
Leader                     354 306 198.02 6.25 1 237
B Reef 358 310 87.59 10.81 947
A Reef  105.4 56 154.29 10.26 1 583
Middle                     32.1 24.5 91.06 15.23 1 387
Elsburg                 435.0 292.75 102.80 10.24 1 052
Kimberley              382.2 372.75 44.90 32.07 1 440
South Reef 415 386.25 37.92 22.13 839
VCR                        498 486 75.37 19.56 1 474
All Reefs
  4 614       4 147        86.96         14.03       1 220
DEVELOPMENT RESULTS (Imperial)
Quarter ended June 2012
Channel
Channel
Reef
Sampled
width
value
Gold
(feet)
(feet)
(inches)
(oz/t)
(in.oz/t)
Tshepong
Basal 1 456 1 365 4 4.13 17
B Reef 539 379 27 0.37 10
All Reefs
1 995        1 744
9           1.67
15
Phakisa & Nyala
Basal 1 536 1 581 36 0.31 11
All Reefs
1 536        1 581
36           0.31
11
Total Bambanani
(Incl. Bambanani. Steyn 2)
Basal                       243
239 67 0.53 35
All Reefs
243           239             67          0.53            35
Bambanani
Basal                       243
239 67 0.53 35
All Reefs
243           239             67          0.53             35
Doornkop
South Reef 1 362 1 267 15 0.64 10
All Reefs
1 362       1 267
15           0.64
10
Kusasalethu
VCR Reef 1 634 1 594 30 0.56 17
All Reefs
1 634        1 594
30           0.56
17
Target
Elsburg                  1 427
960 40 0.30 12
Basal                        29
28 9 0.93 8
A Reef 346 184 61 0.30 18
B Reef 269 215 54 0.24 13
All Reefs
2 071        1 387
45           0.29
13
Target 1
Elsburg                    446
195 85 0.29 24
All Reefs
446           195             85          0.29            24
Target 3
Elsburg                     981
765 29 0.31 9
Basal                         29
28 9 0.93 8
A Reef 346 184 61 0.30 18
B Reef 269 215 54 0.24 13
All Reefs
1 625        1 192
38           0.29
11
Masimong
Basal 1 450 1 237 20 0.45 9
B Reef 367 422 31 0.35 11
All Reefs
1 818        1 659
23           0.41
9
Evander
Kimberley              1 254
1 223
18 0.92 17
All Reefs
1 254        1 223
18           0.92
17
Virginia
(Unisel)
Basal                       799
629 56 0.30 17
Leader                   1 162
1 002 78 0.18 14
Middle                      105
80 36 0.44 16
All Reefs
2 066        1 712
68           0.23
15
Joel
Beatrix                   1 158
1 198 62 0.25 16
All Reefs
1 158        1 198
62           0.25
16
Total Harmony
Basal 5 512 5 079 27.00 0.52 13.96
Beatrix 1 158 1 198 62.00 0.25 15.65
Leader 1 162 1 002 78.00 0.18 14.21
B Reef 1 176 1 016 34.00 0.32 10.87
A Reef 346 184 61.00 0.30 18.18
Middle                      105
80 36.00 0.44 15.93
Elsburg                  1 427
960 40.00 0.30 12.08
Kimberley 1 254 1 223 18.00 0.92 16.53
South Reef 1 362 1 267 15.00 0.64 9.64
VCR 1 634 1 594 30.00 0.56 16.92
All Reefs
15 137       13 605         34.00
0.41
14
PRINTED BY INCE (PTY) LTD
W2CF14301

NOTES

36

6
CONTACT DETAILS
Corporate Office
Randfontein Office Park
PO Box 2, Randfontein, 1760, South Africa
Corner Main Reef Road/Ward Avenue, Randfontein, 1759, South Africa
Telephone: +27 11 411 2000
Website: www.harmony.co.za
Directors
P T Motsepe* Chairman
G P Briggs Chief Executive Officer
F Abbott Financial Director
H E Mashego Executive Director
F F T De Buck*^ Lead independent director
J A Chissano*
1
^, K V Dicks*^, Dr D S Lushaba*^, C Markus*^,
M Motloba*^, M Msimang*^, J Wetton*^, A J Wilkens*
* Non-executive
^ Independent
1
Mozambican
Investor relations team
Henrika Basterfield
Investor Relations Officer
Telephone: +27 11 411 2314
Fax: +27 11 692 3879
Mobile: +27 82 759 1775
E-mail: henrika@harmony.co.za
Marian van der Walt
Executive: Corporate and Investor Relations
Telephone: +27 11 411 2037
Fax: +27 86 614 0999
Mobile: +27 82 888 1242
E-mail: marian@harmony.co.za
Company Secretary
Riana Bisschoff
Telephone: +27 11 411 6020
Mobile: +27 83 629 4706
E-mail: riana.bisschoff@harmony.co.za
South African Share Transfer Secretaries
Link Market Services South Africa (Proprietary) Limited
(Registration number 2000/007239/07)
13th Floor, Rennie House, 19 Ameshoff Street, Braamfontein, 2001
PO Box 4844, Johannesburg, 2000, South Africa
Telephone: +27 86 154 6572
Fax: +27 86 674 4381
United Kingdom Registrars
Capita Registrars
The Registry, 34 Beckenham Road, Beckenham
Kent BR3 4TU, United Kingdom
Telephone: 0871 664 0300 (UK) (calls cost 10p a minute plus network extras, lines are open 8:30am – 5:30pm, Monday to Friday)
or +44 (0) 20 8639 3399 (calls from overseas)
Fax: +44 (0) 20 8639 2220
ADR Depositary
Deutsche Bank Trust Company Americas
c/o American Stock Transfer and Trust Company, Peck Slip Station
PO Box 2050, New York, NY 10272-2050
E-mail Queries: adr@db.com
Toll Free: +1-866-243-9656
Intl: +1-718-921-8200
Fax: +1-718-921-8334
Sponsor
JP Morgan Equities Limited
1 Fricker Road, corner Hurlingham Road, Illovo, Johannesburg, 2196
Private Bag X9936, Sandton, 2146
Telephone: +27 11 507 0300
Fax: +27 11 507 0503
Trading Symbols
JSE Limited: HAR
New York Stock Exchange, Inc: HMY
Euronext, Brussels: HMY
Berlin Stock Exchange: HAM1
Registration number
1950/038232/06
Incorporated in the Republic of South Africa
ISIN
ZAE000015228

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Dated: August 16, 2012
Harmony Gold Mining Company Limited
By:     /s/ Frank Abbott
Name: Frank Abbott
Title: Financial Director